Exhibit 99.1

Contract number (FI No): 99053
Serapis No: 2025-0092

ROBOTIC HIFU (IEU LS) (InvestEU)

Finance Contract

between the

European Investment Bank

and

EDAP TMS SA

17 October 2025

WHEREAS:	6
ARTICLE 1	7
1.1 INTERPRETATION	7
ARTICLE 2	17
2.1 AMOUNT OF CREDIT	17
2.2 DISBURSEMENT PROCEDURE	17
2.2.1 TRANCHES	17
2.2.2 DISBURSEMENT OFFER	17
2.2.3 DISBURSEMENT ACCEPTANCE	18
2.3 DISBURSEMENT ACCOUNT	18
2.4 CURRENCY OF DISBURSEMENT	18
2.5 CONDITIONS OF DISBURSEMENT	18
2.5.1 INITIAL DOCUMENTARY CONDITIONS PRECEDENT	18
2.5.2 ALL TRANCHES - DOCUMENTARY CONDITIONS PRECEDENT	18
2.5.3 ALL TRANCHES – OTHER CONDITIONS	19
2.5.4 TRANCHE A – ADDITIONAL CONDITIONS PRECEDENT	19
2.5.5 TRANCHE B – ADDITIONAL CONDITIONS PRECEDENT	20
2.5.6 TRANCHE C – ADDITIONAL CONDITIONS PRECEDENT	21
2.6 CANCELLATION	22
2.7 FEE FOR CANCELLATION OF AN ACCEPTED TRANCHE	23
2.8 CANCELLATION AFTER EXPIRY OF THE CREDIT	23
2.9 NON-UTILISATION FEE	23
2.10 ARRANGEMENT FEE	23
ARTICLE 3	24
3.1 AMOUNT OF LOAN	24
3.2 CURRENCY OF REPAYMENT, INTEREST AND OTHER CHARGES	24
ARTICLE 4	24
4.1 FIXED RATE	24
4.2 DEFERRED INTEREST RATE	24
4.3 WARRANTS	24
4.4 INTEREST ON OVERDUE SUMS	24
4.5 EFFECTIVE GLOBAL RATE (TAUX EFFECTIF GLOBAL)	25
ARTICLE 5	25
5.1 NORMAL REPAYMENT	25
5.1.1 REPAYMENT BY INSTALMENTS	25
5.1.2 SINGLE INSTALMENT	25
5.2 VOLUNTARY PREPAYMENT	25
5.2.1 PREPAYMENT OPTION	25
5.2.2 PREPAYMENT FEE	26
5.2.3 PREPAYMENT MECHANICS	26
5.3 COMPULSORY PREPAYMENT AND CANCELLATION	26
5.3.1 INVESTMENT COST REDUCTION EVENT	26
5.3.2 CHANGE EVENTS	26
5.3.3 ILLEGALITY EVENT	27

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5.3.4 DISPOSALS	27
5.3.5 WARRANT RESOLUTION CHALLENGE EVENT	27
5.3.6 PARI PASSU TO NON-EIB FINANCING	28
5.3.7 PREPAYMENT FEE	28
5.3.8 PREPAYMENT MECHANICS	28
5.4 GENERAL	28
ARTICLE 6	28
6.1 DAY COUNT CONVENTION	28
6.2 TIME AND PLACE OF PAYMENT	28
6.3 NO SET-OFF BY THE BORROWER	29
6.4 DISRUPTION TO PAYMENT SYSTEMS	29
6.5 APPLICATION OF SUMS RECEIVED	29
6.5.1 GENERAL	29
6.5.2 PARTIAL PAYMENTS	29
6.5.3 ALLOCATION OF SUMS RELATED TO TRANCHES	29
ARTICLE 7	30
ARTICLE 8	30
8.1 TAXES, DUTIES AND FEES	30
8.2 OTHER CHARGES	30
8.3 INCREASED COSTS, INDEMNITY AND SET-OFF	31
ARTICLE 9	31
9.1 RIGHT TO DEMAND REPAYMENT	31
9.2 OTHER RIGHTS AT LAW	33
9.3 PREPAYMENT FEE	33
9.4 NON-WAIVER	33
9.5 NO HARDSHIP	33
ARTICLE 10	33
10.1 GOVERNING LAW	33
10.2 JURISDICTION	33
10.3 PLACE OF PERFORMANCE	34
10.4 EVIDENCE OF SUMS DUE	34
10.5 ENTIRE AGREEMENT	34
10.6 INVALIDITY	34
10.7 AMENDMENTS	34
10.8 ASSIGNMENT AND TRANSFER BY THE BANK	34
ARTICLE 11	34
11.1 NOTICES	34
11.1.1 FORM OF NOTICE	34
11.1.2 ADDRESSES	35
11.1.3 DEMAND AFTER NOTICE TO REMEDY	35
11.2 ENGLISH LANGUAGE	35
SCHEDULE A	40
INVESTMENT SPECIFICATION AND REPORTING	40

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SCHEDULE B	42
DEFINITION OF EURIBOR	42
SCHEDULE C	44
FORM OF DISBURSEMENT OFFER/ACCEPTANCE	44
SCHEDULE D	46
FORM OF DRAWDOWN CERTIFICATE	46
SCHEDULE E	47
FORM OF COMPLIANCE CERTIFICATE	47
SCHEDULE F	48
INITIAL DOCUMENTARY CONDITIONS PRECEDENT	48
SCHEDULE G	50
REPRESENTATIONS AND WARRANTIES	50
SCHEDULE H	54
GENERAL UNDERTAKINGS	54
SCHEDULE I	63
INFORMATION AND VISITS	63
SCHEDULE J	67
FORM OF TEG LETTER	67

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THIS CONTRACT IS MADE ON 17 OCTOBER 2025 BETWEEN:

The European Investment Bank having its seat at 100 blvd Konrad Adenauer, Luxembourg, L-2950 Luxembourg, represented by Yu Zhang and Edoardo Romano	(the "Bank")
And
EDAP TMS SA (company number 316 488 204) a public limited liability company incorporated in France, having its registered office at 4/6, rue du Dauphine, 69120 Vaulx-en-Velin, France, represented by Mr. Ryan Rhodes, Chief Executive Officer	(the "Borrower")

The Bank and the Borrower together are referred to as the “Parties” and any of them is a “Party”.

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WHEREAS:

(A)	The Borrower has stated that it is undertaking a research and development project relating to a robotic medical technology using high-intensity focused ultrasound to treat various medical conditions such as prostate cancer and endometriosis in France as more particularly described in the technical description (the "Technical Description") set out in Schedule A (Investment Specification and Reporting) (the "Investment"). The total cost of the Investment, as estimated by the Bank, is EUR 77,600,000.00 (seventy-seven million six hundred thousand euro).

(B)	The Bank, considering that the financing of the Investment falls within the scope of its functions, agreed to provide the Borrower with a credit in an amount of EUR 36,000,000.00 (thirty-six million euros) under this Finance Contract (the "Contract") to finance the Investment; provided that the amount of the Bank’s loan hereunder and any loan provided by another implementing partner under the InvestEU Fund (as defined below) shall not, in any case, together exceed 50% (fifty per cent.) of the cost of the Investment.

(C)	This operation benefits from support from the European Union under the InvestEU Fund.

(D)	The statute of the Bank provides that the Bank shall ensure that its funds are used as rationally as possible in the interests of the European Union; and, accordingly, the terms and conditions of the Bank's loan operations must be consistent with relevant policies of the European Union.

(E)	The Bank considers that access to information plays an essential role in the reduction of environmental and social risks, including human rights violations, linked to the projects it finances and has therefore established its transparency policy, the purpose of which is to enhance the accountability of the Bank’s group towards its stakeholders and the citizens of the European Union in general.

(F)	The processing of personal data shall be carried out by the Bank in accordance with applicable EU law on the protection of individuals with regard to the processing of personal data by the European Union institutions and bodies and on the free movement of such data. For the purposes of the GDPR (as defined below) and Regulation (EU) 2018/1725, the Parties acknowledge their mutual understanding that each Party will act as an independent controller, and not a processor on behalf of or joint controller with the other Party, when processing personal data in connection with the Finance Documents.

(G)	The Bank supports the implementation of international and European Union standards in the field of anti-money laundering and countering the financing of terrorism and promotes tax good governance standards. It has established policies and procedures to avoid the risk of misuse of its funds for purposes which are illegal or abusive in relation to applicable laws. The Bank’s group statement on tax fraud, tax evasion, tax avoidance, aggressive tax planning, money laundering and financing of terrorism is available on the Bank’s website and offers further guidance to the Bank’s contracting counterparties.

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It is hereby agreed as follows:

ARTICLE 1

Interpretation and definitions

1.1	Interpretation

In this Contract:

(a)	references to Articles, Recitals, Schedules and (Sub-)Paragraphs are, save if explicitly stipulated otherwise, references respectively to articles of, and recitals, schedules and (sub-)paragraphs of schedules to, this Contract. All Recitals and Schedules form part of this Contract;

(b)	references to “law" or “laws” mean (i) any applicable law and any applicable treaty, constitution, statute, legislation, decree, normative act, rule, regulation, judgement, order, writ, injunction, determination, award or other legislative or administrative measure or judicial or arbitral decision in any jurisdiction which is binding or applicable case law, and (ii) EU Law;

(c)	references to applicable law, applicable laws or applicable jurisdiction means (i) a law or jurisdiction applicable to the Borrower and/or any other Obligor (as the context requires), its rights and/or obligations (in each case arising out of or in connection with the Finance Documents), its capacity and/or assets and/or the Investment; and/or, as applicable, (ii) a law or jurisdiction (including in each case the Bank’s statute) applicable to the Bank, its rights, obligations, capacity and/or assets;

(d)	references to a provision of law or a treaty are references to that provision as amended, supplemented, restated or re-enacted;

(e)	references to any Finance Document or other agreement or instrument are references to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

(f)	words and expressions in plural shall include singular and vice versa;

(g)	a Default (other than an Event of Default) is "continuing" if it has not been remedied or waived and an Event of Default is "continuing" if it has not been waived; and

(h)	terms defined in the GDPR (as defined below), including the terms “controller”, “data subject”, “personal data”, “processing”, and “processor”, have the same meanings when used in Recital (F) to, or Paragraph 25 (Data Protection) of Schedule G (General Undertakings) of, this Contract.

(i)	references to “month” mean a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that and subject to the definition of Payment Date, Article 6.1 (Day count convention) and Schedule B (Definition of EURIBOR) and unless provided otherwise in this Contract:

(i)	if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day; and

(ii)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month.

(j)	a reference in this Contract to a page or screen of an information service displaying a rate shall include:

(i)	any replacement page of that information service which displays that rate; and

(ii)	the appropriate page of such other information service which displays that rate from time to time in place of that information service,

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and, if such page or service ceases to be available, shall include any other page or service displaying that rate specified by the Bank.

Definitions

In this Contract:

"4th and 5th AML Directives" means Directive 2015/849 of the European Parliament and of the Council of 20 May 2015 on the prevention of the use of the financial system for the purposes of money laundering or terrorist financing (the "4th AML Directive"), as amended by Directive 2018/843 of the European Parliament and of the Council of 30 May 2018.

"Accepted Tranche" means a Tranche in respect of a Disbursement Offer which has been duly accepted by the Borrower in accordance with its terms on or before the Disbursement Acceptance Deadline

"acting in concert" means acting together pursuant to an agreement or understanding (whether formal or informal).

"AML Criminal Law Directive" means Directive (EU) 2018/1673 of the European Parliament and of the Council of 23 October 2018 on combating money laundering by criminal law.

"AML Directives" means the 4th and the 5th AML Directives and the AML Criminal Law Directive.

"Arrangement Fee" means a fee of EUR 0.13 in respect of each Warrant to be subscribed by the Bank.

"Authorisation" means an authorisation, permit, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

"Authorised Signatory" means a person authorised to sign individually or jointly (as the case may be) the documentary conditions precedents and the Disbursement Acceptances on behalf of the Borrower and named in the most recent List of Authorised Signatories and Accounts received by the Bank prior to the receipt of the relevant Disbursement Acceptance.

"Business Day" means a day (other than a Saturday or Sunday) on which the Bank and commercial banks are open for general business in Luxembourg.

"Cancellation Fee" means, in relation to the cancellation of an Accepted Tranche by the Borrower, under sub-paragraph (a) of Article 2.7 (Fee for cancellation of an Accepted Tranche), or in relation to an amount cancelled by the Bank under sub-paragraphs (b) or (c) of Article 2.7 (Fee for cancellation of an Accepted Tranche), a fee of 1% (100 basis points) of the cancelled amount.

"Change in the Beneficial Ownership" means a change in the ultimate ownership or control of an entity according to the definition of "beneficial owner" set out in article 3(6) of the 4th AML Directive it being specified that, for the purposes of this Contract the threshold of beneficial ownership is set at 10% (ten per cent).

"Change-of-Control Event" means any person or group of persons acting in concert gains Control of the Borrower or of any entity that would at any time after the date of this Contract directly or ultimately Control the Borrower.

"Change-of-Law Event" means the enactment, promulgation, execution or ratification of or any change in or amendment to any law, rule or regulation (or in the application or official interpretation of any law, rule or regulation) that occurs after the date of this Contract and which would materially impair an Obligor's ability to perform its obligations under the Finance Documents.

"Compliance Certificate" means a certificate substantially in the form set out in Schedule E (Form of Compliance Certificate).

"Contract" has the meaning given to it in Recital (B).

"Contract Number" means the Bank generated number identifying this Contract and indicated on the cover page of this Contract after the letters "FI N°".

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"Control" means the power to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise and, for the avoidance of doubt, owning more than 50% (fifty per cent.) of the shares of an entity would constitute Control, and "Controlling" has corresponding meaning.

"Credit" has the meaning given to it in Article 2.1 (Amount of Credit).

"Cross-border Project” means a financing operation which:

(a)	involves entities located or established in one or more Member State(s); and

(b)	extends to one or more third countries, including acceding States, candidate countries and potential candidates, countries falling within the scope of the European Neighbourhood Policy, the European Economic Area or the European Free Trade Area, to an overseas country or territory linked to a Member State as set out in Annex II to the TFEU (OCT).

"Declaration of Honour" means the “Declaration of Honour under InvestEU operations” signed by the Borrower on 15th July 2025.

"Default" means an Event of Default or any event or circumstance specified in Article 9 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under this Contract or any combination of any of the foregoing) be an Event of Default.

"Deferred Interest Rate" means 8% (eight hundred basis points) per annum for Tranche A and 7% (seven hundred basis points) per annum for Tranche B.

"Disbursement Acceptance" means a copy of the Disbursement Offer duly countersigned by the Borrower in accordance with the List of Authorised Signatories and Accounts.

"Disbursement Acceptance Deadline" means the date and time of expiry of a Disbursement Offer as specified therein.

"Disbursement Account" means, in respect of each Tranche, the bank account to which disbursements may be made under this Contract, as set out in the most recent List of Authorised Signatories and Accounts.

"Disbursement Date" means the date on which disbursement of a Tranche is made by the Bank.

"Disbursement Offer" means a letter substantially in the form set out in Schedule C (Form of Disbursement Offer/Acceptance).

"Dispute" has the meaning given to it in Article 10.2 (Jurisdiction).

"Disruption Event" means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with this Contract; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of either the Bank or the Borrower, preventing that Party from:

(i)	performing its payment obligations under this Contract; or

(ii)	communicating with the other Party in accordance with the terms of this Contract,

and which disruption (in either such case as per (a) or (b) above) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

"EBITDA" means, in respect of any Relevant Period, the consolidated operating profit of the Group before taxation (excluding the results from discontinued operations):

(a)	before deducting any interest, commission, fees, discounts, prepayment fees, premiums or charges and other finance payments whether paid, payable or capitalised by any Group Company (calculated on a consolidated basis) in respect of that Relevant Period;

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(b)	not including any accrued interest owing to any Group Company;

(c)	after adding back any amount attributable to the amortisation or depreciation of assets of members of the Group;

(d)	before taking into account any Exceptional Items;

(e)	after deducting the amount of any profit (or adding back the amount of any loss) of any Group Company which is attributable to minority interests;

(f)	plus or minus the Group's share of the profits or losses (after finance costs and tax) of entities which are not Group Companies;

(g)	before taking into account any unrealised gains or losses on any financial instrument (other than any derivative instrument which is accounted for on a hedge accounting basis);

(h)	before taking into account any gain arising from an upward revaluation of any other asset;

(i)	after adding back any amount attributable to share based compensation expenses; and

(j)	after adding back any amount attributable to change in long term reserves,

in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining operating profits of the Group before taxation.

"Eligible Territory" means the territory of:

(a)	a Member State or an overseas country or territory linked to a Member State as set out in Annex II to the TFEU (OCT);

(b)	Norway/Iceland;

(c)	a third country to which the Contract extends in case of Cross-border Projects; or

(d)	another third country, where necessary for the financing of a project in a country or territory referred to in points (a), (b) or (c).

"Environment" means the following:

(a)	fauna and flora, living organisms including the ecological systems;

(b)	land, soil, water (including marine and coastal waters), air, climate and the landscape (natural or man-made structures, whether above or below ground);

(c)	cultural heritage (natural, tangible and intangible);

(d)	the built environment; and

(e)	human health and wellbeing.

"Environmental and Social Approval" means any Authorisation required by Environmental and Social Law.

"Environmental or Social Claim" means any claim, proceeding, formal notice or investigation by any person in respect of any Environmental and Social Law.

"Environmental and Social Law" means:

(a)	EU Law, including principles and standards:

(b)	national laws and regulations; and

(c)	applicable international treaties,

in each case of which a principal objective is the preservation, protection or improvement of the Environment and/or the protection or improvement of Social Matters.

"EU Law" means the acquis communautaire of the European Union as expressed through the Treaties of the European Union, the regulations, the EU directives, delegated acts, implementing acts, principles, decisions and the case law of the Court of Justice of the European Union.

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"EUR" or "euro" means the lawful currency of the Member States of the European Union which adopt or have adopted it as their currency in accordance with the relevant provisions of the Treaty on European Union and the Treaty on the Functioning of the European Union or their succeeding treaties.

"EURIBOR" has the meaning given to it in Schedule B (Definition of EURIBOR).

"Event of Default" means any of the circumstances, events or occurrences specified in Article 9 (Events of Default).

"Exceptional Items" means any material items of an unusual or non-recurring nature which represent gains or losses including those arising on:

(a)	the restructuring of the activities of an entity and reversals of any provisions for the cost of restructuring;

(b)	disposals, revaluations, write downs or impairment of non-current assets or any reversal of any write down or impairment;

(c)	disposals of assets associated with discontinued operations; and

(d)	any other examples of "exceptional items" (as such term has the meaning given to it in IFRS).

"Exclusion Policy" means the European Investment Bank Exclusion Policy as published on the Bank’s website.

"Fee Letter" means the letter from the Bank to the Borrower dated 15th July 2025.

"Final Availability Date" means (a) with respect to Tranche A, the date falling 9 (nine) months after the date of signature of this Contract;
(b) with respect to Tranche B, the date falling 18 (eighteen) months after the date of signature of this Contract;
(c) with respect to Tranche C, the date falling 30 (thirty) months after the date of signature of this Contract;

or, in each case, if such day is not a Relevant Business Day, then the preceding Relevant Business Day.

"Finance Documents" means this Contract, any Guarantee Agreement, the Warrant Agreement, the Fee Letter, the TEG Letter, and any other document designated as "Finance Document" by the Borrower and the Bank.

"Finance Lease" means any lease or hire purchase contract which would, in accordance with IFRS in force prior to 1 January 2019, be treated as a finance or capital lease.

"Financial Regulation" means Regulation (EU, Euratom) 2018/1046 of the European Parliament and of the Council of 18 July 2018 on the financial rules applicable to the general budget of the Union, amending Regulations (EU) No 1296/2013, (EU) No 1301/2013, (EU) No 1303/2013, (EU) No 1304/2013, (EU) No 1309/2013, (EU) No 1316/2013, (EU) No 223/2014, (EU) No 283/2014, and Decision No 541/2014/EU and repealing Regulation (EC, Euratom) No 966/2012 (OJ L 193, 30.7.2018, p. 1), as it may be amended, supplemented or modified from time to time.

"Fixed Rate" means 6% (six hundred basis points) per annum for Tranche C.

"GAAP" means generally accepted accounting principles in France or the United States of America, including IFRS.

"GDPR" means General Data Protection Regulation (EU) 2016/679.

"Group" means the Group Companies, taken together as a whole.

"Group Company" means the Borrower and its Subsidiaries.

"Guarantee Agreement" means an autonomous first demand guarantee and indemnity agreement in form and substance satisfactory to the Bank entered or to be entered into by a Guarantor as guarantor and the Bank as beneficiary.

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"Guarantor" means each Material Subsidiary which enters into a Guarantee Agreement in accordance with sub-paragraph (b) of Paragraph 16 (Guarantees) of Schedule H (General Undertakings).

"IFRS" means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

"Illegal Activities" means any of the following illegal activities or activities carried out for illegal purposes according to applicable laws in any of the following areas: (i) fraud, corruption, coercion, collusion or obstruction, (ii) money laundering, financing of terrorism or tax crimes each as defined in the AML Directives, and (iii) other illegal activity against the financial interests of the European Union as defined in the PIF Directive.

"Illegality Event" has the meaning given to it in Article 5.3.3 (Illegality Event).

"Indebtedness" means any:

(a)	obligations for borrowed money;

(b)	indebtedness under any acceptance credit;

(c)	indebtedness under any bond, debenture, note or similar instrument;

(d)	instrument under any bill of exchange;

(e)	indebtedness in respect of any interest rate or currency swap or forward currency sale or purchase or other form of interest or currency hedging transaction (including without limit caps, collars and floors);

(f)	indebtedness under any Finance Lease;

(g)	indebtedness (actual or contingent) under any guarantee, bond security, indemnity or other agreement;

(h)	indebtedness (actual or contingent) under any instrument entered into for the purpose of raising finance;

(i)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(j)	indebtedness arising under a securitisation; or

(k)	other transaction which has the commercial effect of borrowing.

"Intellectual Property Rights" means intellectual property of every designation (including, without limitation, patents, utility patents, copyrights, design rights, trademarks, service marks and know how) whether capable of registration or not.

"Intercompany Loan" means a loan between 2 (two) Group Companies.

“InvestEU Fund” means the InvestEU Fund as established, inter alia, under the InvestEU Regulation.

"InvestEU Fund MSS Declaration" means the “InvestEU Minimum Social Safeguards (MSS) Declaration signed by the Borrower on 15th July 2025.

“InvestEU Regulation” means the regulation (EU) of the European Parliament and of the Council of 24 March 2021 establishing the InvestEU Programme and amending regulation (EU) 2015/1017 (OJ L 107, 26.3.2021, p. 30).

"Investment" has the meaning given to it in Recital (A).

"Investment Cost Reduction Event" has the meaning given to it in Article 5.3.1 (Investment Cost Reduction Event)

"Lead Organisation" means the European Union, the United Nations and international standard setting organisations including the International Monetary Fund, the Financial Stability Board, the Financial Action Task Force, the Organisation for Economic Cooperation and Development and the Global Forum on Transparency and Exchange of Information for Tax Purposes and any successor organisations.

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"List of Authorised Signatories and Accounts" means a list, in form and substance satisfactory to the Bank, setting out: (i) the Authorised Signatories, accompanied by evidence of signing authority of the persons named on the list and specifying if they have individual or joint signing authority, (ii) the specimen signatures of such persons, (iii) the bank account(s) to which disbursements may be made under this Contract (specified by IBAN code if the country is included in the IBAN Registry published by SWIFT, or in the appropriate account format in line with the local banking practice), BIC/SWIFT code of the bank and the name of the bank account(s) beneficiary, together with evidence that such account(s) have been opened in the name of the beneficiary; and (iv) the bank account(s) from which payments under this Contract will be made by the Borrower (specified by IBAN code if the country is included in the IBAN Registry published by SWIFT, or in the appropriate account format in line with the local banking practice), BIC/SWIFT code of the bank and the name of the bank account(s) beneficiary, together with evidence that such account(s) have been opened in the name of the beneficiary.

"Loan" means the aggregate of the amounts disbursed from time to time by the Bank under this Contract.

"Loan Outstanding" means the aggregate of the amounts disbursed from time to time by the Bank under this Contract that remains outstanding.

"Material Adverse Change" means, any event or change of condition, which, in the opinion of the Bank, has a material adverse effect on:

(a)	the ability of any Obligor to perform its obligations under the Finance Documents;

(b)	the business, operations, property, condition (financial or otherwise) or prospects of any Obligor or the Group as a whole; or

(c)	the legality, validity or enforceability of, or the effectiveness or ranking of, or the value of any Security granted to the Bank, or the rights or remedies of the Bank under the Finance Documents.

"Material Subsidiary" means:

(a)	any Subsidiary (other than a Subsidiary incorporated in Malaysia) from time to time, whose gross revenues, total assets or EBITDA represents not less than 5% (five per cent) of (i) the consolidated gross revenues of the Group or, (ii) the Total Assets, or, (iii) the consolidated EBITDA of the Group, as calculated based on the then latest consolidated audited accounts of the Group; and

(b)	any Subsidiary incorporated in Malaysia from time to time, whose gross revenues, total assets or EBITDA represents not less seven point five 7,5% (seven point five per cent) of (i) the consolidated gross revenues of the Group or, (ii) the Total Assets, or, (iii) the consolidated EBITDA of the Group, as calculated based on the then latest consolidated audited accounts of the Group.

"Maturity Date" means, for each Tranche, the last or the sole Repayment Date of that Tranche as specified in the relevant Disbursement Offer, being 5 years from the Disbursement Date of the relevant Tranche.

"Non-EIB Financing" includes any loan (save for the Loan, any other direct loans from the Bank to the Borrower ((or any other Group Company) or any intragroup financing between Group Companies permitted under this Contract), credit bond or other form of Indebtedness or any obligation for the payment or repayment of money originally granted to the Borrower ((or any other Group Company)).

"Non-Utilisation Fee" has the meaning given to such term in Article 2.9 (Non-Utilisation Fee).

"Obligor" means the Borrower and each Guarantor.

"Payment Account" means the bank account from which payments under this Contract will be made by the Borrower, as set out in the most recent List of Authorised Signatories and Accounts.

"Payment Date" means the annual dates specified in the Disbursement Offer until and including the Maturity Date, save that, in case any such date is not a Relevant Business Day, it means the following Relevant Business Day, without adjustment to the interest due under Article 4.1 (Fixed Rate) and/or Article 4.2 (Deferred Interest) , or the preceding Relevant Business Day, with adjustment (but only to the amount of interest due under Article 4.1 (Fixed Rate) and/or Article 4.2 (Deferred Interest) that accrued over the last interest period), in case repayment of principal is made in a single instalment in accordance with Article 5.1 (Normal repayment).

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"Permitted Guarantees" means each and every guarantee permitted in accordance with Paragraph 16 (Guarantees) of Schedule H (General Undertakings).

"Permitted Hedging" has the meaning given to such term in Paragraph 17 (Hedging) of Schedule H (General Undertakings).

"Permitted Indebtedness" means Indebtedness of the Borrower and/or any Group Company which is permitted in accordance with Paragraph 15 (Indebtedness) of Schedule H (General Undertakings).

"Permitted Security" means Security of the Borrower and/or any Group Company which is permitted in accordance with sub-paragraph (c) of Paragraph 23 (Negative pledge) of Schedule H (General Undertakings).

"PIF Directive" means Directive (EU) 2017/1371 of the European Parliament and of the Council of 5 July 2017 on the fight against fraud to the European Union's financial interests by means of criminal law.

"Prepayment Amount" means the amount of a Tranche to be prepaid by the Borrower in accordance with Articles 5.2 (Voluntary prepayment), 5.3 (Compulsory prepayment) or 9.1 (Right to demand repayment).

"Prepayment Date" means the date as requested by the Borrower and agreed by the Bank or indicated by the Bank, as applicable, on which the Borrower shall effect prepayment of a Prepayment Amount.

"Prepayment Event" means any of the events described in Article 5.3 (Compulsory Prepayment).

"Prepayment Fee" means, in relation to a Prepayment Amount in respect of a Tranche, a fee as follows:

(a)	a fee of 6% (six hundred basis points) of the Prepayment Amount if the Prepayment Date is after the relevant Disbursement Date but before or on the first anniversary of such Disbursement Date;

(b)	a fee of 5% (five hundred basis points) of the Prepayment Amount if the Prepayment Date is after the first anniversary of the relevant Disbursement Date but before or on the second anniversary of such Disbursement Date;

(c)	a fee of 4% (four hundred basis points) of the Prepayment Amount if the Prepayment Date is after the second anniversary of the relevant Disbursement Date but before or on the third anniversary of such Disbursement Date;

(d)	a fee of 3% (three hundred basis points) of the Prepayment Amount if the Prepayment Date is after the third anniversary of the relevant Disbursement Date but before or on the fourth anniversary of such Disbursement Date;

(e)	a fee of 2% (two hundred basis points) of the Prepayment Amount if the Prepayment Date is after the fourth anniversary of the relevant Disbursement Date but before the fifth anniversary of such Disbursement Date;

with such fee being payable on the applicable Prepayment Date.

"Prepayment Notice" means a written notice from the Bank to the Borrower in respect of prepayment of a Tranche in accordance with Article 5.2.3 (Prepayment mechanics) or Article 5.3.G (Prepayment mechanics), specifying the Prepayment Amount, the accrued interest due (including any interest under Article 4.2 (Deferred Interest)), the Prepayment Date, the Prepayment Fee and the fee under Article 5.4 (b) (General), if any.

"Prepayment Request" means a written request from the Borrower to the Bank to prepay all or part of the Loan Outstanding, in accordance with Article 5.2.1 (Prepayment option).

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“Prepayment Offer” means a written notice from the Bank to the Borrower in accordance with Article 5.2.3 (Prepayment mechanics).

“Quarter Date” means each 31 March, 30 June, 30 September and 31 December from the date of this Contract until the Maturity Date.

"Register" means the share transfer register and shareholders’ individual accounts (registre de mouvement de titres et comptes individuels d’actionnaires) of the Borrower and held by Uptevia.

"Relevant Business Day" means a day on which real time gross settlement system operated by the Eurosystem (T2), or any successor system, is open for settlement of payments in EUR.

“Relevant Party” has the meaning given to it in Schedule I (Information and Visits).

"Relevant Period" means each period of 12 (twelve) months ending on or about the last day of the financial year.

“Relevant Person” means, with respect to any Obligor, any member of its management bodies; or any of its person acting for it, on its behalf or under its control, having the power to give directions and/or exercise control with respect to the Credit, the Loan or the Investment.

"Repayment Date" shall mean each Payment Date specified in the Disbursement Offer for the repayment of a Tranche in accordance with Article 5.1 (Normal repayment).

"Repeating Representations" means each of the representations set out in Schedule G (Representations and Warranties) other than those Paragraphs thereof which are identified with the words "(Non-repeating)" at the end of the Paragraphs.

“Sanctioned Person” means any individual or entity (for the avoidance of doubt, the term entity includes, but is not limited to, any government, group or terrorist organisation) who is a designated target of, or who is otherwise a subject of, Sanctions (including, without limitation, as a result of being owned or otherwise controlled, directly or indirectly, by any individual or entity, who is a designated target of, or who is otherwise a subject of, Sanctions).

“Sanctions” means the economic or financial sanctions laws, regulations, trade embargoes or other restrictive measures (including, in particular, but not limited to, measures in relation to the financing of terrorism) enacted, administered, implemented and/or enforced from time to time by any of the following:

(a)	the United Nations including, inter alia, the United Nations Security Council;

(b)	the European Union including, inter alia, the Council of the European Union and the European Commission, and any other competent bodies/institutions or agencies of the European Union;

(c)	the government of the United States of America, and any department, division, agency, or office thereof, including, inter alia, the Office of Foreign Asset Control (OFAC) of the United States Department of the Treasury, the United States Department of State and/or the United States Department of Commerce; and

(d)	the government of the United Kingdom, and any department, division, agency, office or authority including, inter alia, the Office of Financial Sanctions Implementation of His Majesty’s Treasury and the Department for International Trade of the United Kingdom.

"Security" means any mortgage, pledge, lien, charge, assignment, hypothecation, or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

"Senior Management Change" means that any Senior Management Personnel has ceased to be actively involved in the management of the Borrower without the Bank having given its prior written consent to such a change. Such consent shall not be required in case of Good Lever Event (death, long term illness, disability, disability of a relative).

"Senior Management Personnel" means Ryan Rhodes in its capacity as Chief Executive Officer.

"Social Matters" means all, or any of, the following:

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(a)	labour and working conditions;

(b)	occupational health and safety;

(c)	rights and interests of vulnerable groups;

(d)	rights and interests of indigenous peoples;

(e)	gender equality;

(f)	public health, safety and security;

(g)	avoidance of forced evictions and alleviation of hardship arising from involuntary resettlement; and

(h)	stakeholder engagement.

"Subscription Form" has the meaning given to such term in the Warrant Agreement.

"Subsidiary" means an entity of which the Borrower has direct or indirect control or owns directly or indirectly more than 50% (fifty per cent) of the voting capital or similar right of ownership and 'control' for this purpose means the power to direct the management and the policies of the entity, whether through the ownership of voting capital, by contract or otherwise.

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"Technical Description" has the meaning given to it in Recital (A).

"TEG Letter" means the letter from the Bank provided from time to time to the Borrower pursuant to Article 4.5 (Effective Global Rate (Taux Effectif Global)) substantially in the form of Schedule J (Form of TEG Letter).

"Total Assets" means the total consolidated assets of the Group, as shown in the Borrower’s latest consolidated financial statements, as at the end of any Relevant Period.

"Tranche" means each disbursement made or to be made under this Contract consisting of Tranche A, Tranche B and Tranche C. In the event that no Disbursement Acceptance has been received, Tranche shall mean a Tranche as offered under Article 0 (Disbursement Offer).

"Tranche A" means the first Tranche in the amount set out in paragraph (a) of Article 2.2.1 (Tranches), in relation to which warrants are granted to the Bank in accordance with the Warrant Agreement and a Deferred Interest Rate shall be paid in accordance with Article 4.2 (Deferred Interest ).

"Tranche B" means the second Tranche in the amount set out in paragraph (a) of Article 2.2.1 (Tranches), in relation to which warrants are granted to the Bank in accordance with the Warrant Agreement and a Deferred Interest Rate shall be paid in accordance with Article 4.2 (Deferred Interest ).

"Tranche C" means the third Tranche in the amount set out in paragraph (a) of Article 2.2.1 (Tranches), in relation to which warrants are granted to the Bank in accordance with the Warrant Agreement and a Fixed Rate shall be paid in accordance with Article 4.1 (Fixed Rate Tranches).

"Tranche A Warrants" means the warrants (bons de souscription d'actions) to be issued by the Borrower and subscribed by the Bank in the context of the disbursement of Tranche A and entitling the Bank to subscribe shares of the Borrower, as further defined in the Warrant Agreement.

"Tranche B Warrants" means the warrants (bons de souscription d'actions) to be issued by the Borrower and subscribed by the Bank in the context of the disbursement of Tranche B and entitling the Bank to subscribe shares of the Borrower, as further defined in the Warrant Agreement

"Tranche C Warrants" means the warrants (bons de souscription d'actions) to be issued by the Borrower and subscribed by the Bank in the context of the disbursement of Tranche C and entitling the Bank to subscribe shares of the Borrower, as further defined in the Warrant Agreement

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"Voluntary Non-EIB Prepayment" means a voluntary prepayment by any Group Company (for the avoidance of doubt, prepayment shall include a repurchase, redemption or cancellation where applicable) of a part or the whole of any Non-EIB Financing where:

(a)	such prepayment is not made within a revolving credit facility (save for the cancellation of the revolving credit facility); or

(b)	such prepayment is not made out of the proceeds of a loan or other indebtedness having a term at least equal to the unexpired term of the Non-EIB Financing prepaid.

"Warrant Agreement" means the agreement to be entered into between the Borrower (as warrant issuer) and the Bank (as warrant holder) relating to the issuance by the Borrower of Warrants.

"Warrants" means the warrants (bons de souscription d'actions) entitling the Bank to subscribe for shares in the Borrower as further defined in the Warrant Agreement.

ARTICLE 2
Credit and Disbursements

2.1	Amount of Credit

By this Contract, the Bank establishes in favour of the Borrower, and the Borrower accepts, a credit in an amount of EUR 36,000,000 (thirty-six million euros) for the financing of the Investment (the "Credit").

2.2	Disbursement procedure

2.2.1	Tranches

The Bank shall disburse the Credit in Euros in 3 (three) Tranches, as set out below:

(a)	Tranche A, in an amount of EUR 11,000,000 (eleven million euros);

(b)	Tranche B, in an amount of EUR 12,000,000 (twelve million euros); and

(c)	Tranche C, in an amount of EUR 13,000,000 (thirteen million euros).

Each Tranche shall be made available by way of a single drawdown.

2.2.2	Disbursement Offer

Upon request by the Borrower and subject to Article 2.5 (Conditions of Disbursement), provided that no event mentioned in Sub-Paragraph (b) of Article 2.5.4 (Cancellation) has occurred and is continuing, the Bank shall send to the Borrower a Disbursement Offer for the disbursement of a Tranche. The latest time for receipt by the Borrower of a Disbursement Offer is 6 (six) Business Days before the Final Availability Date. The Disbursement Offer shall specify:

(a)	Tranche [A/B/C];

(b)	the amount of the Tranche;

(c)	the Disbursement Date, which shall be a Relevant Business Day, falling at least 6 (six) Business Days after the date of the Disbursement Acceptance and on or before the Final Availability Date;

(d)	the interest rate basis of the Tranche, namely:

(i)	that it is Fixed Rate and/or a Deferred Interest Rate ;

(ii)	the Fixed Rate and/or the Deferred Interest Rate applicable to such Tranche; and

(iii)	the Payment Dates and interest periods;

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(e)	the terms and frequency for repayment of principal in accordance with Article 5.1 (Normal Repayment);

(f)	first Repayment Date and Maturity Date;

(g)	the Disbursement Acceptance Deadline; and

(h)	the relevant number of Warrants to be issue and/or become exercisable in relation to the Tranche, if relevant.

2.2.3	Disbursement Acceptance

(a)	The Borrower may accept a Disbursement Offer by delivering a Disbursement Acceptance to the Bank no later than the Disbursement Acceptance Deadline which shall in any case be at least 6 (six) Business Days before the Disbursement Date. The Disbursement Acceptance shall also be dispatched by registered letter in accordance with Article 11.1.A (Form of notice). The Disbursement Acceptance shall be signed by an Authorised Signatory with individual representation rights or 2 (two) or more Authorised Signatories with joint representation right and shall specify the Disbursement Account to which disbursement of the Tranche should be made in accordance with Article 2.3 (Disbursement Account).

(b)	If a Disbursement Offer is duly accepted by the Borrower in accordance with its terms on or before the Disbursement Acceptance Deadline, and provided the conditions in Article 2.5.3 (All Tranches – Other Conditions) are met, the Bank shall make the Accepted Tranche available to the Borrower in accordance with the relevant Disbursement Offer and subject to the terms and conditions of this Contract.

(c)	The Borrower shall be deemed to have refused any Disbursement Offer which has not been duly accepted in accordance with its terms on or before the Disbursement Acceptance Deadline, in which case the Tranche shall not be made available to the Borrower by the Bank, and the Credit shall not be affected.

(d)	The Bank may rely on the information set out in the most recent List of Authorised Signatories and Accounts provided to the Bank by the Borrower. If a Disbursement Acceptance is signed by a person defined as Authorised Signatory under the most recent List of Authorised Signatories and Accounts provided to the Bank by the Borrower, the Bank may assume that such person has the power to sign and deliver in the name and on behalf of the Borrower such Disbursement Acceptance.

2.3	Disbursement Account

(a)	Disbursement shall be made to the Disbursement Account specified in the relevant Disbursement Acceptance, provided that such Disbursement Account is acceptable to the Bank.

(b)	Only one Disbursement Account may be specified for each Tranche.

2.4	Currency of disbursement

The Bank shall disburse each Tranche in EUR.

2.5	Conditions of Disbursement

2.5.1	Initial Documentary Conditions Precedent

No Disbursement Offer will be provided by the Bank under this Contract unless the Bank has confirmed that it has received all of the documents and other evidence listed in Schedule F (Initial Documentary Conditions Precedent) in form and substance satisfactory to it and no later than the date falling 10 (ten) Business Days before the Disbursement Date.

2.5.2	All Tranches - Documentary Conditions Precedent

Each Disbursement Offer, including the first Disbursement Offer, will be provided by the Bank under this Contract only once the Bank has confirmed that it has received, in form and substance satisfactory to it no later than the date falling 10 (ten) Business Days before the Disbursement Date:

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(a)	a certificate from the Borrower in the form of Schedule D (Form of Drawdown Certificate), signed by an Authorised Signatory and dated no earlier than the date falling 14 (fourteen) Business Days before the respective Disbursement Date;

(b)	a liquidity forecast for the next 12 (twelve) months of the Borrower which confirms that the Borrower has sufficient liquidity to pay its debts as they fall due for at least 12 (twelve) months from the Disbursement Date, which may take into account the disbursement of the proposed Tranche; and

(c)	evidence of the Borrower’s solvency position on the basis of a solvency certificate (certificate de non faillite) issued by the relevant Greffe du Tribunal de commerce (which must not be dated more than 14 (fourteen) Business Days before the Disbursement Date).

2.5.3	All Tranches – Other Conditions

The Bank will only be obliged to make any Accepted Tranche available to the Borrower if on the Disbursement Date for the proposed Tranche:

(a)	the Repeating Representations are correct in all respects; and

(b)	no event or circumstance which constitutes or would with the passage of time or the giving of notice or the making of any determination under this Contract (or any combination of the foregoing) constitute:

(i)	an Event of Default; or

(ii)	a Prepayment Event other than pursuant to Article 5.3.1 (Investment Cost Reduction Event),

has occurred and is continuing unremedied or unwaived or would result from the disbursement of the proposed Tranche.

2.5.4	Tranche A – Additional Conditions Precedent

Without prejudice to the generality of Articles 2.5.1 (Initial Documentary Conditions Precedent) to 2.5.3 (All Tranches – Other Conditions), no Disbursement Offer will be provided by the Bank under this Contract in respect of Tranche A unless the Bank has confirmed that it has received in form and substance satisfactory to it no later than the date falling 10 (ten) Business Days before the Disbursement Date:

(a)	a copy of the resolution of the competent body (board of directors and/or general meeting of shareholders) of the Borrower approving the issuance of the Tranche A Warrants by the Borrower;

(b)	a copy of the auditor’s report(s) relating to the issuance of the Tranche A Warrants;

(c)	a copy of the Borrower's board of directors minutes acknowledging the amount of receivable held by the Bank as part of the Arrangement Fee;

(d)	a copy of the report issued by the Borrower's statutory auditors certifying the amount of receivable held by the Bank as part of the Arrangement Fee and to be set off against the subscription price of the Tranche A Warrants;

(e)	a copy of the Subscription form substantially in the form set out in the Warrant Agreement relating to the Tranche A Warrants executed by the Bank;

(f)	if not already included in paragraph (a) the decision of the competent body (board of directors and/or general meeting of shareholders) acknowledging the subscription of the Tranche A Warrants by the Bank;

(g)	evidence of registration of the Tranche A Warrants in the securityholders’ account opened in the name of the Bank in the Borrower’s Register;

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(h)	a certificate issued by the Borrower confirming that the subscription to the Tranche A Warrants (i) has not triggered and will not trigger any Borrower's shareholders rights pursuant to any shareholders' agreement, (ii) has not resulted and will not result in a violation of the articles of association of the Borrower, any shareholders' agreement or any agreement to which the Borrower is a party or any law, regulation or judgment to which it is subject and (iii) the Borrower is not aware of any governmental authority or competent jurisdiction having enacted, issued, promulgated, enforced or entered into any judgment, decision, decree, injunction or other order which prohibits consummation of the transaction or that seeks, or has the effect of, restraining or prohibiting consummation of the transaction;

(i)	a legal opinion from Jones Day, legal adviser to the Borrower, addressed to the Bank providing that (i) the issuance of the Tranche A Warrants has been duly authorised by the Borrower and (ii) the Tranche A Warrants have been validly issued to the benefit of the Bank and subscribed by it and (iii) the Bank is, as at the date of issuance of the Tranche A Warrants, the valid owner of the Tranche A Warrants, which are duly registered in the Register;

(j)	evidence that the Group has reached a level of revenues during the last 12 (twelve) months at least equal to EUR 58,000,000;

(k)	The following evidences of the direct presence in the United Kingdom and Sweden: (i) a signed employment contract, evidencing that the Borrower or a Group Company has hired one (1) full-time employee located in the United Kingdom and dedicated to sales, clinical or commercial support for the United Kingdom ; and (ii) a signed employment contract, evidencing that the Borrower or a Group Company has hired one (1) full-time employee located in Sweden dedicated to sales, clinical or commercial support for the Nordic countries;

(l)	The following evidences of CE Mark for Endometriosis and First Focal One telecollaboration: (i) copy of GMED (notified body)'s report regarding CE Mark designation for the Focal One Robotic HIFU-System, for the treatment of posterior deep endometriosis infiltrating the rectum and surrounding structures ; and (ii) press releases from the Cleveland Clinic regarding first remote transatlantic Focal One procedure performed between Cleveland Clinic Ohio and Cleveland Clinic Abu-Dhabi;

(m)	a certificate of an authorised signatory of the Borrower certifying that each copy document specified above is correct, complete and in full force and effect.

2.5.5	Tranche B – Additional Conditions Precedent

Without prejudice to the generality of Articles 2.5.1 (Initial Documentary Conditions Precedent) to 2.5.3 (All Tranches – Other Conditions), no Disbursement Offer will be provided by the Bank under this Contract in respect of Tranche B unless Tranche A has been fully disbursed and the Bank has confirmed that it has received in form and substance satisfactory to it no later than the date falling 10 (ten) Business Days before the Disbursement Date:

(a)	a copy of the resolution of the competent body (board of directors and/or general meeting of shareholders) of the Borrower approving the issuance of the Tranche B Warrants by the Borrower;

(b)	a copy of the auditor’s report(s) relating to the issuance of the Tranche B Warrants;

(c)	a copy of the Borrower's board of directors minutes acknowledging the amount of receivable held by the Bank as part of the Arrangement Fee;

(d)	a copy of the report issued by the Borrower's statutory auditors certifying the amount of receivable held by the Bank as part of the Arrangement Fee and to be set off against the subscription price of the Tranche B Warrants;

(e)	a copy of the Subscription form substantially in the form set out in the Warrant Agreement relating to the Tranche B Warrants executed by the Bank;

(f)	if not already included in paragraph (a) the decision of the competent body (board of directors and/or general meeting of shareholders) acknowledging the subscription of the Tranche B Warrants by the Bank;

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(g)	evidence of registration of the Tranche B Warrants in the securityholders’ account opened in the name of the Bank in the Borrower’s Register;

(h)	a certificate issued by the Borrower confirming that the subscription to the Tranche B Warrants (i) has not triggered and will not trigger any Borrower's shareholders rights pursuant to any shareholders' agreement, (ii) has not resulted and will not result in a violation of the articles of association of the Borrower, any shareholders' agreement or any agreement to which the Borrower is a party or any law, regulation or judgment to which it is subject and (iii) the Borrower is not aware of any governmental authority or competent jurisdiction having enacted, issued, promulgated, enforced or entered into any judgment, decision, decree, injunction or other order which prohibits consummation of the transaction or that seeks, or has the effect of, restraining or prohibiting consummation of the transaction;

(i)	a legal opinion from Jones Day, legal adviser to the Borrower, addressed to the Bank providing that (i) the issuance of the Tranche B Warrants has been duly authorised by the Borrower and (ii) the Tranche B Warrants have been validly issued to the benefit of the Bank and subscribed by it and (iii) the Bank is, as at the date of issuance of the Tranche B Warrants, the valid owner of the Tranche B Warrants, which are duly registered in the Register;

(j)	evidence, satisfactory to the Bank, that the Group has reached a level of EBITDA not lower than minus EUR 16,500,000 during the last 12 (twelve) months;

(k)	evidence that the Group has reached a level of revenues during the last 12 (twelve) months at least equal to EUR 60,000,000;

(l)	evidence of the New Ultrasound Manufacturing Introduction, comprising a final manufacturing file or manufacturing document prepared by the Borrower, regarding the new ultrasound product;

(m)	a report for a clinical study regarding benign prostatic hyperplasia (''BPH'') undertaken in the European Union or an IRB Document for a for a clinical study regarding BPH undertaken in the United States; and

(n)	a certificate of an authorised signatory of the Borrower certifying that each copy document specified above is correct, complete and in full force and effect.

2.5.6	Tranche C – Additional Conditions Precedent

Without prejudice to the generality of Articles 2.5.1 (Initial Documentary Conditions Precedent) to 2.5.3 (All Tranches – Other Conditions), no Disbursement Offer will be provided by the Bank under this Contract in respect of Tranche C unless Tranche A and Tranche B have been fully disbursed and the Bank has confirmed that it has received in form and substance satisfactory to it no later than the date falling 10 (ten) Business Days before the Disbursement Date:

(a)	a copy of the resolution of the competent body (board of directors and/or general meeting of shareholders) of the Borrower approving the issuance of the Tranche C Warrants by the Borrower;

(b)	a copy of the auditor’s report(s) relating to the issuance of the Tranche C Warrants;

(c)	a copy of the Borrower's board of directors minutes acknowledging the amount of receivable held by the Bank as part of the Arrangement Fee;

(d)	a copy of the report issued by the Borrower's statutory auditors certifying the amount of receivable held by the Bank as part of the Arrangement Fee and to be set off against the subscription price of the Tranche C Warrants;

(e)	a copy of the Subscription form substantially in the form set out in the Warrant Agreement relating to the Tranche C Warrants executed by the Bank;

(f)	if not already included in paragraph (a) the decision of the competent body (board of directors and/or general meeting of shareholders) acknowledging the subscription of the Tranche C Warrants by the Bank;

(g)	evidence of registration of the Tranche C Warrants in the securityholders’ account opened in the name of the Bank in the Borrower’s Register;

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(h)	a certificate issued by the Borrower confirming that the subscription to the Tranche C Warrants (i) has not triggered and will not trigger any Borrower's shareholders rights pursuant to any shareholders' agreement, (ii) has not resulted and will not result in a violation of the articles of association of the Borrower, any shareholders' agreement or any agreement to which the Borrower is a party or any law, regulation or judgment to which it is subject and (iii) the Borrower is not aware of any governmental authority or competent jurisdiction having enacted, issued, promulgated, enforced or entered into any judgment, decision, decree, injunction or other order which prohibits consummation of the transaction or that seeks, or has the effect of, restraining or prohibiting consummation of the transaction;

(i)	a legal opinion from Jones Day, legal adviser to the Borrower, addressed to the Bank providing that (i) the issuance of the Tranche C Warrants has been duly authorised by the Borrower and (ii) the Tranche C Warrants have been validly issued to the benefit of the Bank and subscribed by it and (iii) the Bank is, as at the date of issuance of the Tranche C Warrants, the valid owner of the Tranche C Warrants, which are duly registered in the Register;

(j)	evidence, satisfactory to the Bank, that the Group has reached a level of EBITDA not lower than minus EUR 12,500,000 during the last 12 (twelve) months;

(k)	evidence that that the Group has reached a level of revenues during the last 12 (twelve) months at least equal to EUR 69,000,000 (of which HIFU equal to EUR 40,000,000);

(l)	a Final Design Transfer document demonstrating achievement of manufacturing readiness for Focal One systems (including Focal One Plus and next generation systems);

(m)	a FocalPak volume growth chart comparing calendar year 2025 (CY25) and calendar year 2026 (CY26);

(n)	a purchase order or signed operating lease agreement confirming the placement of at least one (1) Focal One system with Endometriosis capability in the European Union, to demonstrate the commercialization rollout of Focal One for Endometriosis treatment in Europe; and

(o)	a certificate of an authorised signatory of the Borrower certifying that each copy document specified above is correct, complete and in full force and effect.

2.6	Cancellation

(a)	The Borrower may send a written notice to the Bank requesting a cancellation of the undisbursed Credit or a portion thereof. In its written notice the Borrower:

(i)	must specify whether the Credit shall be cancelled in whole or in part and, if in part, the amount of the Credit to be cancelled; and

(ii)	must not request any cancellation of an Accepted Tranche which has a Disbursement Date falling within 5 (five) Business Days of the date of such written notice.

Upon receipt of such written notice, the Bank shall cancel the requested portion of the Credit with immediate effect.

(b)	At any time upon the occurrence of the following events, the Bank may notify the Borrower in writing that the undisbursed portion of the Credit shall be cancelled in whole or in part:

(i)	a Prepayment Event, which for the avoidance of doubt and only in case of event pursuant to Article 5.3.1 (Investment Cost Reduction Event), by an amount equal to the amount by which it is entitled to cancel the Credit;

(ii)	an Event of Default; or

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(iii)	an event or circumstance which would, with the passage of time or the giving of notice or the making of any determination under this Contract (or any combination of the foregoing) constitute a Prepayment Event other than pursuant to Article 5.3.1 (Investment Cost Reduction Event) or an Event of Default.

On the date of such written notification from the Bank the relevant undisbursed portion of the Credit shall be cancelled with immediate effect.

(c)	Sums due under this Article 2.5.4 (Cancellation) shall be payable in EUR within 15 (fifteen) days of the Borrower's receipt of the Bank's demand or within any longer period specified in the Bank's demand.

2.7	Fee for cancellation of an Accepted Tranche

(a)	If pursuant to Sub-Paragraph (a) of Article 2.6 (Cancellation) the Borrower cancels an Accepted Tranche, the Borrower shall pay to the Bank the Cancellation Fee.

(b)	If pursuant to Sub-Paragraph (b) of Article 2.6 (Cancellation) the Bank cancels all or part of an Accepted Tranche, the Borrower shall pay to the Bank the Cancellation Fee.

(c)	If an Accepted Tranche is not disbursed on the Disbursement Date because the conditions precedent set out in Article 2.5.3 (All Tranches – Other Conditions) are not satisfied on such date, such Tranche shall be cancelled and the Borrower shall pay to the Bank the relevant Cancellation Fee.

2.8	Cancellation after expiry of the Credit

On the day following the Final Availability Date, unless otherwise specifically notified in writing by the Bank to the Borrower, any part of the Credit in respect of which no Disbursement Acceptance has been received in accordance with Article 2.2.3 (Disbursement Acceptance) shall be automatically cancelled, without any further notice from the Bank to the Borrower.

2.9	Non-Utilisation Fee

(a)	If no disbursement is made by the date falling 9 (nine) months after the signature of this Contract or in case the Credit is cancelled in full under Article 2.6 (Cancellation) prior to the expiry of this term, the Borrower shall pay to the Bank a one-off contractual fee of EUR 100,000 (one hundred thousand euros).

(b)	The Non-Utilisation Fee shall be payable by the Borrower to the Bank within 15 (fifteen) days of the Borrower’s receipt of the Bank’s demand or within any longer period specified in the Bank’s demand.

(c)	For the avoidance of doubt, the Non-Utilisation Fee(s) payable under this Article 2.9 (Non-Utilisation Fee) is independent of any other fees stipulated in this Contract.

2.10	Arrangement Fee

With respect to Tranche A, the Arrangement Fee is due and payable by the Borrower on the signing date of the Contract. With respect to Tranche B, the Arrangement Fee is due and payable by the Borrower on the date of the Board of Directors’ meeting deciding the issuance of the Tranche B Warrants. With respect to Tranche C, the Arrangement Fee is due and payable by the Borrower on the date of the Board of Directors’ meeting deciding the issuance of the Tranche C Warrants. The Parties agree that the amounts due and payable by the Borrower under the Arrangement Fee will be set off against the amounts due and payable by the Bank under the Subscription Price (as defined in the Warrant Agreement) of the relevant Tranche, on the date on which the Subscription Price is due and payable.

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ARTICLE 3
The Loan

3.1	Amount of Loan

The Loan shall comprise the aggregate amount of Tranches disbursed by the Bank under the Credit.

3.2	Currency of repayment, interest and other charges

(a)	The Borrower shall pay interest, principal and other charges payable in respect of each Tranche in EUR.

(b)	Any other payment shall be made in the currency specified by the Bank having regard to the currency of the expenditure to be reimbursed by means of that payment.

ARTICLE 4
Interest

4.1	Fixed Rate

The Borrower shall pay interest on the outstanding balance of Tranche C at the Fixed Rate annually in arrear on the relevant Payment Dates specified in the Disbursement Offer, and calculated on the basis of Article 6.1 (Day count convention). If the period from the Disbursement Date to the first Payment Date is 15 (fifteen) days or less then the payment of interest accrued during such period shall be postponed to the following Payment Date.

4.2	Deferred Interest Rate

If a Deferred Interest Rate is specified in the Disbursement Offer in relation to a Tranche, interest shall accrue on the outstanding balance of such Tranche at the Deferred Interest Rate, and calculated on the basis of sub-paragraph (a) of Article 6.1 (Day count convention), and such interest shall be due and payable on the Maturity Date of such Tranche or, where a Tranche is prepaid, on the Prepayment Date. For the avoidance of doubt, any such interest shall not be capitalised and shall not bear interest.

4.3	Warrants

In addition to the interest payable pursuant to Article 4.1 (Fixed Rate Tranches) and 4.2 (Deferred Interest) above, the Bank shall be entitled to receive any amounts due in connection with the Warrants.

4.4	Interest on overdue sums

Without prejudice to Article 9 (Events of default) and by way of exception to Article 4.1 (Fixed Rate) and 4.2 (Deferred Interest), if the Borrower fails to pay any amount payable by it under the Contract on its due date, interest shall accrue on any such overdue amount from the due date to the date of actual payment at an annual rate equal to:

(a)	for overdue sums related to Tranches with Fixed Rate and/or Deferred Interest Rate, the higher of (a) the applicable Fixed Rate and/or Deferred Interest Rate plus 2% (two hundred basis points) or (b) EURIBOR plus 2% (two hundred basis points);

(b)	for overdue sums other than under sub-paragraph (a) of Article 4.4 (Interest on overdue sums) above, EURIBOR plus 2% (two hundred basis points),

and shall be payable in accordance with the demand of the Bank. For the purpose of determining EURIBOR in relation to this Article 4.4 (Interest on overdue sums), the relevant periods within the meaning of Schedule B (Definition of EURIBOR) shall be successive periods of one month commencing on the due date.

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If the overdue sum is in a currency other than the currency of the Credit, the relevant interbank rate that is generally retained by the Bank for transactions in that currency plus 2% (two hundred basis points) shall apply, calculated in accordance with the market practice for such rate.

Without prejudice to the fact that they may be due at any time, default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the request of the Bank, provided that, within the meaning of article 1343-2 of the French Code civil, such interest is due for a period of at least one year.

4.5	Effective Global Rate (Taux Effectif Global)

For the purpose of articles L.314-1 to L.314-5 and article R.314-1 et seq. of the French Code de la consommation and article L.313-4 of the French Code monétaire et financier, the Parties acknowledge that (i) the effective global rate calculated on the date of this contract, based on assumptions as to the period rate (taux de période) and the period term (durée de période) and on the assumption that the interest rate and all fees, costs or expenses payable under this Contract will be maintained at their original level throughout the term of this Contract, is set out in a TEG Letter from the Bank to the Borrower and (ii) the TEG Letter forms part of this Contract. The Borrower acknowledges receipt of the TEG Letter.

ARTICLE 5
Repayment

5.1	Normal repayment

5.1.1	Repayment by instalments

The Borrower shall repay Tranche C by equal annual instalments of principal together with all other amounts outstanding under this Contract in relation to that Tranche on the Repayment Date(s) specified in the relevant Disbursement Offer.

The first Repayment Date of Tranche C shall fall not earlier than 30 (thirty) days from the Disbursement Date and not later than the first Repayment Date immediately following the Disbursement Date of Tranche C.

The last Repayment Date of Tranche C shall fall not later than 5 years from the Disbursement Date.

5.1.2	Single instalment

The Borrower shall repay each Tranche A and Tranche B, together with all other amounts outstanding under this Contract in relation to that Tranche, in a single instalment on the Maturity Date of that Tranche.

5.2	Voluntary prepayment

5.2.1	Prepayment option

(a)	Subject to Articles 5.2.2 (Prepayment Fee), 5.2.3 (Prepayment mechanics) and 5.4 (General), the Borrower may prepay all or part of any Tranche, together with accrued interest (including any interest under Articles 4.2 (Deferred Interest)), any Prepayment Fee, any other fees, if any and any amount due under any Finance Document in connection with such Tranche, upon giving a Prepayment Request with at least 60 (sixty) calendar days prior notice specifying:

(i)	the Prepayment Amount;

(ii)	the Prepayment Date;

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(iii)	if applicable, the choice of application method of the Prepayment Amount in line with sub-paragraph (a)(i) of Article 6.5.3 (Allocation of sums related to Tranches); and

(iv)	the Contract Number.

(b)	The Prepayment Request shall be irrevocable.

5.2.2	Prepayment Fee

If the Borrower prepays a Tranche, the Borrower shall pay the relevant Prepayment Fee on the Prepayment Date.

5.2.3	Prepayment mechanics

Upon presentation by the Borrower to the Bank of a Prepayment Request in respect of a Tranche, the Bank shall issue a Prepayment Offer to the Borrower, not later than 15 (fifteen) days prior to the Prepayment Date. The Prepayment Offer shall specify the Prepayment Date, the Prepayment Amount, the accrued interest due thereon (including any interest under Article 4.2 (Deferred Interest)), and the Prepayment Fee (including the fee due under Article 5.4 (b) (General)), if any and the method of application of the Prepayment Amount and the deadline by which the Borrower may accept the Prepayment Offer.

If the Borrower accepts the Prepayment Offer no later than by the deadline specified therein, the Bank shall send to the Borrower, no later than 10 (ten) days prior to the relevant Prepayment Date, a Prepayment Notice.

If the Borrower does not duly accept the Prepayment Offer, the Borrower may not effect the prepayment in respect of such Tranche.

The Borrower shall pay the amount specified in the Prepayment Notice on the relevant Prepayment Date.

5.3	Compulsory prepayment and cancellation

5.3.1	Investment Cost Reduction Event

(a)	The Borrower shall promptly inform the Bank if an Investment Cost Reduction Event has occurred or is likely to occur. At any time after the occurrence of an Investment Cost Reduction Event the Bank may, by notice to the Borrower, cancel the undisbursed portion of the Credit and/or demand prepayment of the Loan Outstanding up to the amount by which the Credit exceeds the limits referred to in paragraph (b) below together with accrued interest and all other amounts accrued and outstanding under this Contract in relation to the proportion of the Loan Outstanding to be prepaid.

(b)	For the purpose of this Article, "Investment Cost Reduction Event" means that the total cost of the Investment at completion by the final date specified in the Technical Description falls below the figure stated in Recital (A) so that the amount of the Credit exceeds:

(i)	50% (fifty per cent);

(ii)	when aggregated with the amount of any other funds from the European Union made available for the Investment, 70% (seventy per cent.); or

(iii)	when aggregated with the principal amount of any loan provided by another implementing partner under the InvestEU Fund to finance the Investment, 50% (fifty per cent),

of such total cost of the Investment.

5.3.2	Change Events

The Borrower shall promptly inform the Bank if:

(a)	a Change-of-Control Event has occurred or is likely to occur;

(b)	a Change-of-Law Event has occurred or is likely to occur; or

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(c)	a Senior Management Change has occurred or is likely to occur; or

(d)	an Event of Default has occurred.

In such case, or if the Bank has reasonable cause to believe that a Change-of-Control Event has occurred or is likely to occur, a Change-of-Law Event has occurred or is likely to occur, a Senior Management Change has occurred or is likely to occur, or an Event of Default has occurred, the Borrower shall, on request of the Bank, consult with the Bank as to the impact of such event. If 30 (thirty) days have passed since the date of such request and the Bank is of the opinion that the effects of such event cannot be mitigated to its satisfaction, or in any event if a Change-of-Control Event, Change-of-Law Event, a Senior Management Change or an Event of Default has actually occurred, the Bank may by notice to the Borrower, cancel the undisbursed portion of the Credit and/or demand prepayment of the Loan Outstanding, together with accrued interest and all other amounts accrued or outstanding under this Contract or any other Finance Document.

5.3.3	Illegality Event

(a)	Upon becoming aware of an Illegality Event:

(i)	the Bank shall promptly notify the Borrower, and

(ii)	the Bank may immediately (A) suspend or cancel the undisbursed portion of the Credit, and/or (B) demand prepayment of the Loan Outstanding, together with accrued interest and all other amounts accrued and outstanding under this Contract on the date indicated by the Bank in its notice to the Borrower.

(b)	For the purposes of this Article, "Illegality Event" means that it becomes unlawful in any applicable jurisdiction, or if it becomes contrary to any Sanctions, for the Bank to:

(i)	perform any of its obligations as contemplated in this Contract; or

(ii)	fund or maintain the Loan.

5.3.4	Disposals

If the Borrower disposes of assets forming part of the Investment or shares in subsidiaries holding assets forming part of the Investment, without the approval of the Bank, the Borrower shall apply all proceeds of such disposal to prepay the Loan Outstanding (in part or in whole), together with accrued interest, promptly following receipt of such proceeds in accordance with sub-paragraph (b) of Paragraph 7 (Disposal of assets) of Schedule H (General Undertakings).

5.3.5	Warrant Resolution Challenge Event

(a)	The Borrower shall promptly inform the Bank if a Warrant Resolution Challenge Event has occurred.

(b)	If the Borrower notifies the Bank of any Warrant Resolution Challenge Event, or if the Bank becomes aware of any Warrant Resolution Challenge Event and notifies the Borrower to that effect, then the Borrower shall, on request of the Bank, consult with the Bank as to the impact of such event.

(c)	If:

(i)	30 (thirty) days have passed since the date of the Bank’s request referred under Sub-Paragraph (b) above and the Borrower has not provided the Bank with documents or information evidencing to the Bank's satisfaction that the relevant Warrant Resolution Challenge is frivolous or will be otherwise successfully defended against; or

(ii)	the relevant court revokes or declares nullity of any of the resolutions referred to under Sub-Paragraph (a) of Articles 2.5.4 to 2.5.6, then the Bank may by notice to the Borrower, cancel the undisbursed portion of the Credit and/or demand prepayment of the Loan Outstanding, together with accrued interest and all other amounts accrued or outstanding under this Contract or any other Finance Document.

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(d)	For the purpose of this Contract, "Warrant Resolution Challenge Event" means a lawsuit for the revocation or declaration of nullity of any of the resolutions referred to under Sub-Paragraph (a) of Articles 2.5.4 to 2.5.6.

5.3.6	Pari Passu to Non-EIB Financing

If:

(i)	A Voluntary Non-EIB Prepayment has occurred; or

(ii)	(A) a Voluntary Non-EIB Prepayment is likely to occur and (B) the Bank has requested a consultation in respect of such Voluntary Non-EIB Prepayment in accordance with Clause 5.4 and at least 30 (thirty) days have passed since the date of such request, the Bank may, by notice to the Borrower, cancel the undisbursed portion of the Credit and demand prepayment of the Loan. The proportion of the Loan that the Bank may require to be prepaid shall be the same as the proportion that the prepaid amount of the Non-EIB Financing bears to the aggregate outstanding amount of all Non-EIB Financing.

5.3.7	Prepayment Fee

In the case of a Prepayment Event (other than pursuant to Article 5.3.3 (Illegality Event) in relation to a Tranche, the Borrower shall pay the relevant Prepayment Fee.

5.3.8	Prepayment mechanics

Any sum demanded by the Bank pursuant to Articles 5.3.1 (Investment Cost Reduction Event) to 5.3.5 (Pari Passu to Non-EIB Financing) shall be paid on the date indicated by the Bank in the Prepayment Notice, such date being a date falling not less than 30 (thirty) days from the date of the demand (or, if earlier, the last day of any applicable grace period permitted by law in respect of the event in Article 5.3.3 (Illegality Event)).

5.4	General

(a)	A repaid or prepaid amount may not be reborrowed.

(b)	If the Bank exceptionally accepts, solely upon the Bank’s discretion, a Prepayment Request with prior notice of less than 30 (thirty) calendar days, the Borrower shall pay to the Bank a fee of EUR 10,000 (ten thousand euros) per each Tranche requested to be prepaid, partly or in full, in consideration of the administrative costs incurred by the Bank in connection with such voluntary prepayment. In such case, the Bank shall not be under an obligation to observe the deadlines to send a Prepayment Offer and/or the Prepayment Notice, as applicable, pursuant to this Contract.

ARTICLE 6
Payments

6.1	Day count convention

Any amount due under this Contract and calculated in respect of a fraction of a year shall be determined based on a year of 360 (three hundred and sixty) days and a month of 30 (thirty) days.

6.2	Time and place of payment

(a)	If neither this Contract nor the Bank's demand specifies a due date, all sums other than sums of interest, indemnity and principal are payable within 15 (fifteen) days of the Borrower's receipt of the Bank's demand.

(b)	Each sum payable by the Borrower under this Contract shall be paid to the following account:

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Bank:	European Investment Bank
City:	Luxembourg
Account number:	LU92 9980 0000 0000 0001
SWIFT Code/BIC:	BEILLULLXXX
Remark:	/RT or direct via T2 (DVT),

or such other account notified by the Bank to the Borrower.

(c)	The Borrower shall provide the Contract Number as a reference for each payment made under this Contract.

(d)	Any disbursements by and payments to the Bank under this Contract shall be made using the Disbursement Account (for disbursements by the Bank) and the Payment Account (for payments to the Bank).

6.3	No set-off by the Borrower

All payments to be made by the Borrower under this Contract shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

6.4	Disruption to Payment Systems

If either the Bank determines (in its discretion) that a Disruption Event has occurred or the Bank is notified by the Borrower that a Disruption Event has occurred:

(a)	the Bank may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of this Contract as the Bank may deem necessary in the circumstances;

(b)	the Bank shall not be obliged to consult with the Borrower in relation to any changes mentioned in sub-paragraph (a) of this Article 6.4 (Disruption to Payment Systems) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes; and

(c)	the Bank shall not be liable for any damages, costs or losses whatsoever arising as a result of a Disruption Event or for taking or not taking any action pursuant to or in connection with this Article 6.4 (Disruption to Payment Systems).

6.5	Application of sums received

6.5.1	General

Sums received from the Borrower shall only discharge its payment obligations if and when received in accordance with the terms of this Contract.

6.5.2	Partial payments

If the Bank receives a payment that is insufficient to discharge all the amounts then due and payable by the Borrower under this Contract, the Bank shall apply that payment, in the order set out below, in or towards payment of:

(a)	first, any unpaid fees, costs, indemnities and expenses due under this Contract;

(b)	secondly, any accrued interest due but unpaid under this Contract;

(c)	thirdly, any principal due but unpaid under this Contract; and

(d)	fourthly, any other sum due but unpaid under this Contract.

6.5.3	Allocation of sums related to Tranches

(a)	In case of:

(i)	a partial voluntary prepayment of a Tranche that is subject to a repayment in several instalments, the Prepayment Amount shall be applied pro rata to each outstanding instalment, or, at the request of the Borrower, in inverse order of maturity,

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(ii)	a partial compulsory prepayment of a Tranche that is subject to a repayment in several instalments, the Prepayment Amount shall be applied in reduction of the outstanding instalments in inverse order of maturity.

(b)	Sums received by the Bank following a demand under Article 9.1 (Right to demand repayment) and applied to a Tranche, shall reduce the outstanding instalments in inverse order of maturity. The Bank may apply sums received between Tranches at its discretion.

(c)	In case of receipt of sums which cannot be identified as applicable to a specific Tranche, and on which there is no agreement between the Bank and the Borrower on their application, the Bank may apply these between Tranches at its discretion.

ARTICLE 7
Borrower undertakings and representations

(a)	The Borrower makes the representations and warranties set out in Schedule G (Representations and Warranties) to the Bank on the date of this Contract in respect of itself and, where applicable, the other Obligors.

(b)	The Repeating Representations are deemed to be made by the Borrower (in respect of itself and, where applicable, the other Obligors) on the date of each Disbursement Acceptance, each Disbursement Date, each Quarter Date and each Payment Date by reference to the facts and circumstances then existing.

(c)	The undertakings in Schedule H (General Undertakings) and Schedule I (Information and Visits) remain in force from the date of this Contract for so long as any amount is outstanding under this Contract or the Credit is available.

ARTICLE 8
Charges and expenses

8.1	Taxes, duties and fees

The Borrower shall pay all Taxes, duties, fees and other impositions of whatsoever nature, including stamp duty and registration fees, arising out of the execution or implementation of each Finance Document or any related document and in the creation, perfection, registration or enforcement of any security for the Loan to the extent applicable.

The Borrower shall pay all principal, interest, indemnities and other amounts due under this Contract gross without any withholding or deduction of any national or local impositions whatsoever, provided that if the Borrower is required by law or an agreement with a governmental authority or otherwise to make any such withholding or deduction, it will gross up the payment to the Bank so that after withholding or deduction, the net amount received by the Bank is equivalent to the sum due.

8.2	Other charges

The Borrower shall bear all charges and expenses, including professional, banking or exchange charges incurred in connection with the preparation, execution, implementation, enforcement and termination of the Finance Documents (including, but not limited to, any Guarantee Agreement entered into pursuant to Paragraph 16 (Guarantees) of Schedule H (General Undertakings)) or any related document, any amendment, supplement or waiver in respect of the Finance Documents or any related document, and in the amendment, creation, management, enforcement and realisation of any security for the Loan.

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8.3	Increased costs, indemnity and set-off

(a)	The Borrower shall pay to the Bank any costs or expenses incurred or suffered by the Bank as a consequence of the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or compliance with any law or regulation which occurs after the date of this Contract, in accordance with or as a result of which (i) the Bank is obliged to incur additional costs in order to fund or perform its obligations under this Contract, or (ii) any amount owed to the Bank under this Contract or the financial income resulting from the granting of the Credit or the Loan by the Bank to the Borrower is reduced or eliminated.

(b)	Without prejudice to any other rights of the Bank under this Contract or under any applicable law, the Borrower shall indemnify and hold the Bank harmless from and against any loss incurred as a result of any full or partial discharge that takes place in a manner other than as expressly set out in this Contract.

(c)	The Bank may set off any matured obligation due from the Borrower under each Finance Document (to the extent beneficially owned by the Bank) against any obligation (whether or not matured) owed by the Bank to the Borrower regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Bank may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off. If either obligation is unliquidated or unascertained, the Bank may set off in an amount estimated by it in good faith to be the amount of that obligation.

ARTICLE 9
Events of default

9.1	Right to demand repayment

The Bank may demand (in writing) without prior notice (mise en demeure préalable) or any judicial or extra judicial step immediate repayment by the Borrower of all or part of the Loan Outstanding (as requested by the Bank), together with accrued interest, any Prepayment Fee and all other accrued or outstanding amounts under any Finance Document, if:

(a)	any amount payable pursuant to any Finance Document is not paid on the due date at the place and in the currency in which it is expressed to be payable, unless (i) its failure to pay is caused by an administrative or technical error or a Disruption Event and (ii) payment is made within 3 (three) Business Days of its due date;

(b)	any information or document given to the Bank by or on behalf of any Obligor or any representation, warranty or statement made or deemed to be made by the Borrower in, pursuant to or for the purpose of entering into any Finance Document or in connection with the negotiation or performance of any Finance Document is or proves to have been incorrect, incomplete or misleading in any material respect;

(c)	following any default of any Obligor in relation to any loan, or any obligation arising out of any financial transaction, other than the Loan:

(i)	such Obligor is required or is capable of being required or will, following expiry of any applicable contractual grace period, be required or be capable of being required to prepay, discharge, close out or terminate ahead of maturity such other loan or obligation; or

(ii)	any financial commitment for such other loan or obligation is cancelled or suspended;

(d)	any Obligor is unable to pay its debts as they fall due, or suspends its debts, or makes or seeks to make a composition with its creditors including a moratorium, or commences negotiations with one or more of its creditors with a view to rescheduling any of its Indebtedness;

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(e)	any corporate action, legal proceedings or other procedure or step is taken in relation to the suspension of payments, a moratorium of any indebtedness, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) or an order is made or an effective resolution is passed for the winding up of any Obligor, or if any Obligor takes steps towards a substantial reduction in its capital, is declared insolvent or ceases or resolves to cease to carry on the whole or any substantial part of its business or activities or any situation similar to any of the above occurs under any applicable law, including any of the following in relation to the Borrower:

(i)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration, the opening of proceedings for sauvegarde, sauvegarde accélérée, redressement judiciaire, liquidation judiciaire or a judgement for cession totale ou partielle de l'entreprise pursuant to article L.620-1 to L.670-8 of the French Code de commerce or reorganisation (in the context of a mandat ad hoc or of a conciliation or otherwise in accordance with articles L.611-3 to L.611-16 of the French Code de commerce) of the Borrower;

(ii)	the appointment of a liquidator receiver, administrator, administrative receiver, provisional administrator, mandataire ad hoc, conciliateur or other similar officer in respect of the Borrower or any of its assets;

(iii)	a judgment for sauvegarde, sauvegarde accélérée, redressement judiciaire,cession totale ou partielle de l'entreprise or liquidation judiciaire or any other measure, procedure or judgement referred to in book 6 of the French Code de commerce is entered into in relation to the Borrower;

(iv)	the enforcement by a third party of any Security over any assets of the Borrower;

(v)	the Borrower applying for mandat ad hoc or conciliation in accordance with articles L.611-3 et seq. of the French Code de commerce; or

(vi)	any procedure, judgment, or step is taken in any jurisdiction against the Borrower or any other Obligor, which has effects similar to those, above-mentioned;

(f)	an encumbrancer takes possession of, or a receiver, liquidator, administrator, administrative receiver or similar officer is appointed, whether by a court of competent jurisdiction or by any competent administrative authority or by any person, of or over, any part of the business or assets of any Obligor or any property forming part of the Investment;

(g)	if any of the enforcement proceedings (including any of the enforcement proceedings provided for in the French Code des procedures civiles d'exécution) provided for in the French law No.91-650 of 9 July 1991, or any expropriation, attachment, sequestration, distress or execution affects any asset or assets any Obligor or any analogous process in any jurisdiction affects any asset or assets of any Obligor and is not discharged or stayed within 14 (fourteen) days;

(h)	if the Borrower faces difficulties that it cannot overcome without being in a situation of insolvency (état de cessation de paiement) within the meaning of article L.620-1 of the French Code de commerce or is in a situation of insolvency (état de cessation de paiement) within the meaning of article L.631-1 of the French Code de commerce;

(i)	any Obligor defaults in the performance of any obligation in respect of any other loan granted by the Bank or financial instrument entered into with the Bank;

(j)	any Obligor defaults in the performance of any obligation in respect of any other loan or financial instrument made to it from the resources of the Bank or the European Union;

(k)	any distress, execution, sequestration or other process is levied or enforced upon the property of any Obligor or any property forming part of the Investment and is not discharged or stayed within 14 (fourteen) days;

(l)	a Material Adverse Change occurs, as compared with the position at the date of this Contract;

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(m)	any of the Warrants are cancelled or otherwise cease to be in full force and effect for any reason whatsoever;

(n)	it is or becomes unlawful for any Obligor to perform any of its obligations under the Finance Documents, or any Finance Document is not effective in accordance with its terms or is alleged by any Obligor to be ineffective in accordance with its terms; or

(o)	any Obligor fails to comply with any other provision under the Finance Documents (including, without limitation, each of the undertakings in Schedule H (General Undertakings) and Schedule I (Information and Visits)), unless the non-compliance or circumstance giving rise to the non-compliance is capable of remedy and is remedied within 20 (twenty) Business Days from the earlier of the Borrower becoming aware of the non-compliance and a notice served by the Bank on the Borrower.

9.2	Other rights at law

Article 9.1 (Right to demand repayment) shall not restrict any other right of the Bank at law to require prepayment of the Loan Outstanding.

9.3	Prepayment Fee

In case of demand under Article 9.1 (Right to demand repayment), the Borrower shall pay the Bank the amount demanded together with the relevant Prepayment Fee.

9.4	Non-Waiver

No failure or delay or single or partial exercise by the Bank in exercising any of its rights or remedies under this Contract shall be construed as a waiver of such right or remedy. The rights and remedies provided in this Contract are cumulative and not exclusive of any rights or remedies provided by law.

9.5	No Hardship

Each Party hereby acknowledges that the provisions of article 1195 of the French Code civil shall not apply to it with respect to its obligations under the Finance Documents and that it shall not be entitled to make any claim under article 1195 of the French Code civil.

ARTICLE 10
Law and jurisdiction, miscellaneous

10.1	Governing Law

This Contract and any non-contractual obligations arising out of or in connection with it shall be governed by French law.

10.2	Jurisdiction

(a)	The courts of Paris have exclusive jurisdiction to settle any dispute (a "Dispute") arising out of or in connection with this Contract (including a dispute regarding the existence, validity or termination of this Contract or the consequences of its nullity) or any non-contractual obligation arising out of or in connection with this Contract.

(b)	The Parties agree that the courts of Paris are the most appropriate and convenient courts to settle Disputes between them and, accordingly, that they will not argue to the contrary.

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10.3	Place of performance

Unless otherwise specifically agreed by the Bank in writing, the place of performance under this Contract, shall be the seat of the Bank.

10.4	Evidence of sums due

In any legal action arising out of this Contract the certificate of the Bank as to any amount or rate due to the Bank under this Contract shall, in the absence of manifest error, be prima facie evidence of such amount or rate.

10.5	Entire Agreement

This Contract constitutes the entire agreement between the Bank and the Borrower in relation to the provision of the Credit hereunder, and supersedes any previous agreement, whether express or implied, on the same matter.

10.6	Invalidity

If at any time any term of this Contract is or becomes illegal, invalid or unenforceable in any respect, or this Contract is or becomes ineffective in any respect, under the laws of any jurisdiction, such illegality, invalidity, unenforceability or ineffectiveness shall not affect:

(a)	the legality, validity or enforceability in that jurisdiction of any other term of this Contract or the effectiveness in any other respect of this Contract in that jurisdiction; or

(b)	the legality, validity or enforceability in other jurisdictions of that or any other term of this Contract or the effectiveness of this Contract under the laws of such other jurisdictions.

10.7	Amendments

Any amendment to this Contract shall be made in writing and shall be signed by the Parties hereto.

10.8	Assignment and transfer by the Bank

(a)	The Bank may assign or transfer (by way of novation, sub-participation or otherwise) all or part of its rights, benefits or obligations under the Finance Documents. The Borrower herewith consents to any such assignment or transfer.

(b)	The Bank shall have the right to disclose all information relating to or concerning the Borrower, the Group, the Finance Documents and the Loan in connection with or in contemplation of any such assignment or transfer.

ARTICLE 11
Final Articles

11.1	Notices

11.1.1	Form of notice

(a)	Any notice or other communication given under this Contract must be in writing and, unless otherwise stated, may be made by letter or electronic mail.

(b)	Notices and other communications for which fixed periods are laid down in this Contract or which themselves fix periods binding on the addressee, may be made by hand delivery, registered letter or by electronic mail. Such notices and communications shall be deemed to have been received by the other Party:

(i)	on the date of delivery in relation to a hand-delivered or registered letter or

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(ii)	in the case of any electronic mail, only when actually received in readable form and only if it is addressed in such a manner as the other Party shall specify for this purpose..

(a)	Any notice provided by the Borrower or a Guarantor to the Bank by electronic mail shall:

(i)	mention the Contract Number in the subject line; and

(ii)	be in the form of a non-editable electronic image (pdf, tif or other common non-editable file format agreed between the Parties) of the notice signed by one or more Authorised Signatories of the Borrower as appropriate, attached to the electronic mail.

(b)	Notices issued by the Borrower pursuant to any provision of this Contract shall, where required by the Bank, be delivered to the Bank together with satisfactory evidence of the authority of the person or persons authorised to sign such notice on behalf of the Borrower and the authenticated specimen signature of such person or persons.

(c)	Without affecting the validity of electronic mail or communication made in accordance with this Article 11.1 (Notices), the following notices, communications and documents shall also be sent by registered letter to the relevant Party at the latest on the immediately following Business Day:

(i)	Disbursement Acceptance;

(ii)	any notices and communication in respect of the cancellation of a disbursement of any Tranche, Prepayment Request, Prepayment Notice, Event of Default, any demand for prepayment, and

(iii)	any other notice, communication or document required by the Bank.

(d)	The Parties agree that any above communication (including via electronic mail) is an accepted form of communication, shall constitute admissible evidence in court and shall have the same evidential value as an agreement under hand (sous seing privé).

11.1.2	Addresses

The address and electronic mail address (and the department for whose attention the communication is to be made) of each Party for any communication to be made or document to be delivered under or in connection with this Contract is:

For the Bank	Attention: OPS/EGPF/2 100 boulevard Konrad Adenauer L-2950 Luxembourg Email address ops-egpf-2-secretariat@eib.org
For the Borrower	Attention: Finance Department EDAP TMS S.A. 4/6, rue du Dauphine, 69120 Vaulx-en-Velin, France France Email address Legal@focalone.com
11.1.3	Demand after notice to remedy

Each Party shall promptly notify the other Parties in writing of any change in their respective communication details.

11.2	English language

(a)	Any notice or communication given under or in connection with this Contract must be in English.

(b)	All other documents provided under or in connection with this Contract must be:

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(i)	in English; or

(ii)	if not in English, and if so required by the Bank, accompanied by a certified English translation and, in this case, the English translation will prevail.

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IN WITNESS WHEREOF the Parties hereto have caused this Contract to be executed in three (3) originals in the English language.

At Luxembourg and Vaulx-en-Velin, this 17 October 2025

Signed for and on behalf of EUROPEAN INVESTMENT BANK By: Yu Zhang This 17 October 2025, in Luxembourg	By: Edoardo Romano This 17 October 2025, in Luxembourg

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Signed for and on behalf of EDAP TMS SA ______________________ Name: Ryan Rhodes Title: Chief Executive Officer (Directeur Général)

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Schedule A

Investment Specification and Reporting

A.1 Technical Description

Purpose, Location

The Project relates to the Borrower’s expenditures in Research, Development and Innovation for the improvement of therapeutical options in prostate cancer, rectal endometriosis, and other conditions that respond to high-intensity focused ultrasound treatment.

The focus of the Project is the development and establishments of the Promoters FocalOne Robotic System. This includes new software modules and upgrades and functional improvements as well as clinical research to gain regulatory approval in new clinical indications.

The Project also entails production expansion activities at the French headquarter and costs for clinical evaluation, regulatory work, market access activities, and IP.

The Project will be implemented by the R&D teams in France (Lyon).

Description

Total project costs are EUR 77.6m.

The cost cover new product development for the HIFU programs (prototyping, clinical studies, regulatory. Clinical categories include prostate cancer, benign prostate hyperplasia (BPH), and Endometriosis.

A small portion of the project cost will go into RDI of ESWL (shockwave technology) and regulatory expenses for the distribution products.

100% of the Project costs are expected to be incurred in France.

Calendar

The investment covers the period of 2025 to 2028.

A.2 Information Duties

1.	Dispatch of information: designation of the person responsible

The information below has to be sent to the Bank under the responsibility of:

Financial and Technical Contact
Company	EDAP TMS
Contact person	Raj Vakil
Title
Function / Department financial and technical	VP Finance
Address	4 rue du Dauphiné, 69120 Vaulx-en-Velin, France
Phone	+33 408 507-7224
Fax
Email	raj.vakil@focalone.com

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The above-mentioned contact person is the responsible contact for the time being.

The Borrower shall inform the EIB immediately in case of any change.

2.	Information on the Project’s implementation

The Borrower shall deliver to the Bank the following information on Project progress during implementation at the latest by the deadline indicated below.

Document / information	Deadline	Frequency of reporting

Project Progress Report

-          A brief update on the Technical Description, explaining the reasons for significant changes vs. initial scope;

-          Update on the date of completion of each of the main Project’s components, explaining reasons for any possible delay;

-          Update on the cost of the Project, explaining reasons for any possible cost variations vs. initial budgeted cost (refer to cost table in A.1);

-          A description of any major issue with impact on the environment and/or social impact;

-          Update on the Project’s demand or usage and comments;

-          Any significant issue that has occurred and any significant risk that may affect the Project’s operation;

-          Any legal action concerning the Project that may be on-going;

-          Non-confidential project-related pictures, if available.

Annual, by 30.04.2026 30.04.2027 30.04.2028 30.04.2029

3.	Information on the end of works and first year of operation

The Borrower shall deliver to the Bank the following information on Project completion and initial operation at the latest by the deadline indicated below.

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Document / information	Date of delivery to the Bank

Project Completion Report, including:

-          A final Technical Description of the Project as completed, explaining the reasons for any significant change compared to the Technical Description in A.1.;

-          The date of completion of each of the main Project’s components, explaining reasons for any possible delay;

-          The final cost of the Project, explaining reasons for any possible cost variations vs. initial budgeted cost (please refer to the cost table in A.1);

-          Employment effects of the Project: person-days required during implementation as well as permanent new jobs created;

-          The number of new jobs created in R&D in France during the period 2025-2029);

-          Number of devices sold during the period 2025-2029.

-          New products launched in 2025-2029, and revenues generated

-          Patents filed and patent granted over period 2025-2029;

-          A description of any major issue with impact on the environment or social impacts; date on the Project’s demand or usage and comments;

-          Any significant issue that has occurred and any significant risk that may affect the Project’s operation;

-          Any legal action concerning the Project that may be on-going.

30.06.2029

Language of reports	English

Schedule B

Definition of EURIBOR

"EURIBOR" means:

(a)	in respect of a relevant period of less than one month, the Screen Rate (as defined below) for a term of one month;

(b)	in respect of a relevant period of one or more months for which a Screen Rate is available, the applicable Screen Rate for a term for the corresponding number of months; and

(c)	in respect of a relevant period of more than one month for which a Screen Rate is not available, the rate resulting from a linear interpolation by reference to two Screen Rates, one of which is applicable for a period next shorter and the other for a period next longer than the length of the relevant period,

(the period for which the rate is taken or from which the rates are interpolated being the "Representative Period").

For the purposes of paragraphs (a) to (c) above,

(i)	"available" means the rates, for given maturities, that are calculated and published by Global Rate Set Systems Ltd (GRSS), or such other service provider selected by the European Money Markets Institute (EMMI), or any successor to that function of EMMI, as determined by the Bank; and

(ii)	"Screen Rate" means the rate of interest for deposits in EUR for the relevant period as published at 11:00 a.m., Brussels time, or at a later time acceptable to the Bank on the day (the "Reset Date") which falls 2 (two) Relevant Business Days prior to the first day of the relevant period, on Reuters page EURIBOR 01 or its successor page or, failing which, by any other means of publication chosen for this purpose by the Bank.

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If such Screen Rate is not so published, the Bank shall request the principal offices of four major banks in the euro-zone, selected by the Bank, to quote the rate at which EUR deposits in a comparable amount are offered by each of them, as at approximately 11:00 a.m., Brussels time~~,~~ on the Reset Date to prime banks in the euro-zone interbank market for a period equal to the Representative Period. If at least 2 (two) quotations are provided, the rate for that Reset Date will be the arithmetic mean of the quotations. If no sufficient quotations are provided as requested, the rate for that Reset Date will be the arithmetic mean of the rates quoted by major banks in the euro-zone, selected by the Bank, at approximately 11:00 a.m., Brussels time, on the day which falls 2 (two) Relevant Business Days after the Reset Date, for loans in EUR in a comparable amount to leading European banks for a period equal to the Representative Period.

The Bank shall inform the Borrower without delay of the quotations received by the Bank.

All percentages resulting from any calculations referred to in this Schedule will be rounded, if necessary, to the nearest one thousandth of a percentage point, with halves being rounded up.

If any of the foregoing provisions becomes inconsistent with provisions adopted under the aegis of EMMI (or any successor to that function of EMMI as determined by the Bank) in respect of EURIBOR, the Bank may by notice to the Borrower amend the provision to bring it into line with such other provisions.

If the Screen Rate becomes permanently unavailable, the EURIBOR replacement rate will be the rate (inclusive of any spreads or adjustments) formally recommended by (i) the working group on euro risk-free rates established by the European Central Bank (ECB), the Financial Services and Markets Authority (FSMA), the European Securities and Markets Authority (ESMA) and the European Commission, or (ii) the European Money Market Institute, as the administrator of EURIBOR, or (iii) the competent authority responsible under Regulation (EU) 2016/1011 for supervising the European Money Market Institute, as the administrator of the EURIBOR, (iv) the national competent authorities designated under Regulation (EU) 2016/1011, or (v) the European Central Bank.

If the Screen Rate becomes permanently unavailable and no EURIBOR replacement rate is formally recommended as provided above, EURIBOR shall be the rate (expressed as a percentage rate per annum) which is determined by the Bank to be the all-inclusive cost to the Bank for the funding of the relevant Tranche based upon the then applicable internally generated Bank reference rate or an alternative rate determination method reasonably determined by the Bank.

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Schedule C

Form of Disbursement Offer/Acceptance

To:	EDAP TMS SA

From:	European Investment Bank

Date:
Subject:	Disbursement Offer/Acceptance for the Finance Contract between European Investment Bank and EDAP TMS SA dated [***] 20[***] (the "Finance Contract")
Contract Number 99053
Serapis Number 2025-0092

Dear Sirs,

We refer to the Finance Contract. Terms defined in the Finance Contract have the same meaning when used in this letter.

Following your request for a Disbursement Offer from the Bank, in accordance with Article 0 (Disbursement Offer) of the Finance Contract, we hereby offer to make available to you the following Tranche:

(a)	Tranche [A/B/C]

(b)	Amount to be disbursed:

(c)	Disbursement Date:

(d)	Interest rate basis:

(e)	[The Fixed Rate] [The Deferred Rate]

(f)	Payment Dates and interest periods:

(g)	Terms and frequency for repayment of principal:

(h)	First Repayment Date and Maturity Date:

(i)	Number of Warrants to be issued and/or become exercisable in relation to the Tranche, if relevant:

To make the Tranche available subject to the terms and conditions of the Finance Contract, the Bank must receive a Disbursement Acceptance in the form of a copy of this Disbursement Offer duly signed on your behalf, to the following electronic mail [***] no later than the Disbursement Acceptance Deadline of [time], Luxembourg time, on [date].

The Disbursement Acceptance below must be signed by an Authorised Signatory and must be fully completed as indicated, to include the details of the Disbursement Account.

If not duly accepted by the above stated time, the offer contained in this document shall be deemed to have been refused and shall automatically lapse.

If you do accept the Tranche as described in this Disbursement Offer, all the related terms and conditions of the Finance Contract shall apply, in particular, the provisions of Article 2.5 (Conditions of Disbursement).

Yours faithfully,

EUROPEAN INVESTMENT BANK

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We hereby accept the above Disbursement Offer for and on behalf of the Borrower:

__________________________________________

Date:

Account to be credited:
Account N°:
Account Holder/Beneficiary:
(please, provide IBAN format if the country is included in IBAN Registry published by SWIFT, otherwise an appropriate format in line with the local banking practice should be provided)
Bank name, identification code (BIC) and address:
Payment details to be provided:
Please transmit information relevant to:
Name(s) of the Borrower's Authorised Signatory(ies):
………………………………………………………..………………………………………………..
Signature(s) of the Borrower’s Authorised Signatory(ies):

IMPORTANT NOTICE TO THE BORROWER:

BY COUNTERSIGNING ABOVE YOU CONFIRM THAT THE LIST OF AUTHORISED SIGNATORIES AND ACCOUNTS PROVIDED TO THE BANK WAS DULY UPDATED PRIOR TO THE PRESENTATION OF THE ABOVE DISBURSEMENT OFFER BY THE BANK.

IN THE EVENT THAT ANY SIGNATORIES OR ACCOUNTS APPEARING IN THIS DISBURSEMENT ACCEPTANCE ARE NOT INCLUDED IN THE LATEST LIST OF AUTHORISED SIGNATORIES AND ACCOUNTS RECEIVED BY THE BANK, THE ABOVE DISBURSEMENT OFFER SHALL BE DEEMED AS NOT HAVING BEEN MADE.

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Schedule D

Form of Drawdown Certificate

To:	European Investment Bank

From:	EDAP TMS SA

Date:
Subject:	Finance Contract between European Investment Bank and EDAP TMS SA dated [***] 20[***] (the "Finance Contract")
Contract Number 99053 Serapis Number 2025-0092

Dear Sirs,

Terms defined in the Finance Contract have the same meaning when used in this letter.

For the purposes of Article 2.5 (Conditions of Disbursement) of the Finance Contract we hereby certify to you as follows:

(a)	no Prepayment Event has occurred and is continuing unremedied;

(b)	no Security of the type prohibited under Paragraph 23 (Negative pledge) of Schedule H (General Undertakings) has been created or is in existence;

(c)	there has been no material change to any aspect of the Investment or in respect of which we are obliged to report under the Finance Contract, save as previously communicated by us;

(d)	no Default, Event of Default or a Prepayment Event other than pursuant to Article 5.3.1 (Investment Cost Reduction Event) of the Finance Contract has occurred or is continuing, or would, in each case, result from the disbursement of the proposed Tranche;

(e)	no litigation, arbitration administrative proceedings or investigation is current or to our knowledge is threatened or pending before any court, arbitral body or agency which has resulted or if adversely determined is reasonably likely to result in a Material Adverse Change, nor is there subsisting against us or any of our subsidiaries any unsatisfied judgement or award;

(f)	the Repeating Representations are correct in all respects;

(g)	the Borrower is not in a state of cessation of payments (cessation des paiements); and

(h)	no Material Adverse Change has occurred, as compared with the situation at the date of the Finance Contract;

(i)	the borrowing of the Credit, or any part thereof, by the Borrower is within the corporate powers of the Borrower; and

(j)	the most recent List of Authorised Signatories and Accounts provided to the Bank by the Borrower is up-to-date and the Bank may rely on the information set out therein.

We undertake to immediately notify the Bank if any the above fails to be true or correct as of the Disbursement Date for the proposed Tranche.

Yours faithfully,

For and on behalf of EDAP TMS SA

Date:

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Schedule E

Form of Compliance Certificate

To:	European Investment Bank

From:	EDAP TMS SA

Date:
Subject:	Finance Contract between European Investment Bank and EDAP TMS SA dated [***] 20[***] (the "Finance Contract")
Contract Number 99053 Serapis Number 2025-0092

Dear Sirs,

We refer to the Finance Contract. This is a Compliance Certificate. Terms defined in the Finance Contract have the same meaning when used in this Compliance Certificate.

We hereby confirm:

(a)	[insert information regarding asset disposal/acquisition];

(b)	[no security of the type prohibited under Paragraph 23 (Negative pledge) of Schedule H (General Undertakings) has been created or is in existence;]

(c)	[no Default, Event of Default or a Prepayment Event other than pursuant to Article 5.3.1 (Investment Cost Reduction Event) of the Finance Contract has occurred or is continuing [after the disposal/acquisition.] [If this statement cannot be made, this certificate should identify any potential event of default that is continuing and the steps, if any, being taken to remedy it];

(d)	that each of the Repeating Representations is true and correct in all respects as at the date hereof as if made by reference to the facts and circumstances on the date hereof.

Yours faithfully,

For and on behalf of EDAP TMS SA

[director]	[director]

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Schedule F

Initial Documentary Conditions Precedent

(a)	The duly executed Finance Documents.

(b)	The constitutional documents of each Obligor.

(a)	An electronic copy downloaded from Infogreffe website of (i) a certificate of incorporation (extrait k-bis), (ii) a solvency certificate (certificat de non-faillite) and (iii) a lien search (état des inscriptions) relating to the Borrower and which must not be dated more than 14 (fourteen) Business Days before the signing of this Contract.

(b)	A copy of the resolution of the competent body (board of directors or general meeting of shareholders) of each Obligor duly authorising the execution of the Finance Documents to which it is a party and duly authorising the relevant signatories.

(c)	The List of Authorised Signatories and Accounts.

(d)	A legal opinion of Allen Overy Shearman Sterling LLP, addressed to the Bank on the legality, validity and enforceability of the Finance Documents.

(e)	a legal opinion of Jones Day, legal adviser to the Borrower, addressed to the Bank, and dated no earlier than the date of signature of this Contract:

(i)	which includes an insolvency search on the relevant Obligor conducted on the date of such legal opinion; and

(ii)	on the due incorporation, valid existence and good standing of the Borrower and EDAP TMS France, the authority and capacity of each French Obligor to enter into the Finance Documents and perform its obligations thereunder, non-conflict with constitutional documents and on laws applicable to companies generally in France, no consents, registrations or filings are required and no stamp duty is to be paid in respect of the Finance Documents, all corporate and other action required to be taken has indeed been taken, the due execution of the Finance Documents, choice of law and enforceability of judgments and that the Borrower is not entitled to claim immunity.

(f)	a legal opinion of Jones Day, legal adviser to the Borrower, addressed to the Bank, and dated no earlier than the date of signature of the relevant Guarantee Agreement on the due incorporation, valid existence and good standing of EDAP Technomed Inc, the authority and capacity of such Guarantor to enter into and perform its obligations under the relevant Guarantee Agreement, the due authorisation and execution of a Guarantee Agreement by such Guarantor, non-conflict with its constitutional documents and with laws applicable to companies generally in its jurisdiction of incorporation, and that no consents, registrations or filings are required and no stamp duty or similar tax is payable in its jurisdiction of incorporation in connection with the Guarantee Agreement.

(g)	a legal opinion of Jones Day, legal adviser to the Borrower, addressed to the Bank, and dated no earlier than the date of signature of the relevant Guarantee Agreement on the due incorporation, valid existence and good standing of EDAP Technomed Co. Ltd, the authority and capacity of such Guarantor to enter into and perform its obligations under the relevant Guarantee Agreement, the due authorisation and execution of the Guarantee Agreement by such Guarantor, non-conflict with its constitutional documents and with laws applicable to companies generally in its jurisdiction of incorporation, that no consents, registrations or filings are required and no stamp duty or similar tax is payable in its jurisdiction of incorporation in connection with the Guarantee Agreement, and that such Guarantor is not entitled to claim immunity from suit, enforcement, attachment or execution in relation to the Guarantee Agreement.

(h)	a legal opinion of Jones Day, legal adviser to the Borrower, addressed to the Bank, and dated no earlier than the date of signature of the relevant Guarantee Agreement:

(i)	which includes an insolvency search on the relevant Obligor conducted on the date of such legal opinion; and

48

(ii)	on the due incorporation, valid existence and good standing of EDAP TMS GmbH, the authority and capacity of such Guarantor to enter into and perform its obligations under the relevant Guarantee Agreement, the due authorisation and execution of the Guarantee Agreement by such Guarantor, non-conflict with its constitutional documents and with laws applicable to companies generally in its jurisdiction of incorporation, that no consents, registrations or filings are required and no stamp duty or similar tax is payable in its jurisdiction of incorporation in connection with the Guarantee Agreement, and that such Guarantor is not entitled to claim immunity from suit, enforcement, attachment or execution in relation to the Guarantee Agreement.

(i)	A structure chart showing the Group certified as being complete and correct by an authorised signatory of the Borrower provided such certification is dated no earlier than the date falling 14 (fourteen) Business Days before the Disbursement Date.

(j)	The latest audited financial statements of the Obligors.

(k)	Evidence of payment of all the fees and expenses as required under the Finance Documents.

(l)	A certificate of an authorised signatory of each Obligor certifying that each copy document relating to it specified in Schedule F (Initial Documentary Conditions Precedent) is correct, complete and in full force and effect as at a date no earlier than the date falling 14 (fourteen) Business Days before the Disbursement Date.

(m)	A copy of any other document, authorisation, opinion or assurance which the Bank has notified the Borrower is necessary or desirable in connection with the entry into and performance of, and the transactions contemplated by, the Finance Documents or the validity and enforceability of the same.

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Schedule G

Representations and Warranties

1.	Authorisations and Binding Obligations

(a)	Each Obligor is duly incorporated and validly existing as a company with limited liability under the laws of its jurisdiction of incorporation. No Obligor’s shares (except the Borrower’s) are publicly traded.

(b)	Each Obligor has the power to carry on its business as it is now being conducted and to own its property and other assets, and to execute, deliver and perform its obligations under the Finance Documents.

(c)	Each Obligor has obtained all necessary Authorisations in connection with the execution, delivery and performance of the Finance Documents and in order to lawfully comply with its obligations thereunder, and in respect of the Investment, and all such Authorisations are in full force and effect and admissible in evidence.

(d)	The execution and delivery of, the performance of each Obligor’s obligations under and compliance with the provisions of the Finance Documents do not and will not contravene or conflict with:

(i)	any applicable law, statute, rule or regulation, or any judgement, decree or permit to which it is subject;

(ii)	any agreement or other instrument binding upon it which might reasonably be expected to have a material adverse effect on its ability to perform its obligations under the Finance Documents; or

(iii)	any provision of its constitutional documents.

(e)	The obligations expressed to be assumed by each Obligor in each Finance Document to which it is a party are legal, valid, binding and enforceable obligations.

2.	No default or other adverse event

(a)	There has been no Material Adverse Change since 13 August 2025 (Non-repeating)

(b)	No event or circumstance which constitutes an Event of Default has occurred and is continuing unremedied or unwaived.

3.	No proceedings

(a)	No litigation, arbitration, administrative proceedings or investigation is current or to its knowledge is threatened or pending before any court, arbitral body or agency which has resulted or if adversely determined is reasonably likely to result in a Material Adverse Change, nor is there subsisting against it or any of its Subsidiaries any unsatisfied judgement or award.

(b)	To the best of its knowledge and belief (having made due and careful enquiry) no material Environmental or Social Claim has been commenced or is threatened against any Obligor or any relevant Affiliate in relation to the Investment.

(c)	As at the date of this Contract, no Obligor has taken any action to commence proceedings for, nor have any other steps been taken or legal proceedings commenced or, so far as the Borrower is aware, threatened against any Obligor for its insolvency, winding up or dissolution, or for any Obligor to enter into any arrangement or compositions for the benefit of creditors, or for the appointment of an administrator, receiver, administrative receiver, examiner, trustee or similar officer.

(d)	The Borrower or any French Obligor has not taken any corporate action, legal proceedings or other procedure or step in relation to:

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(i)	the suspension of payments, a moratorium of any indebtedness or the opening of proceedings for sauvegarde, sauvegarde accélérée, redressement judiciaire, liquidation judiciaire or reorganisation (in the context of a mandat ad hoc or of a conciliation or otherwise) of the Borrower or French Obligor, as the case may be;

(ii)	the appointment of a liquidator receiver, administrator, administrative receiver, provisional administrator, mandataire ad hoc, conciliateur or other similar officer in respect of the Borrower (or French Obligor, as the case may be) or any of its assets;

(iii)	a judgment for sauvegarde, sauvegarde accélérée, redressement judiciaire, cession totale ou partielle de l'entreprise or liquidation judiciaire or any other measure, procedure or judgement referred to in book 6 of the French Code de commerce is entered into in relation to the Borrower or French Obligor, as the case may be;

(iv)	the enforcement by a third party of any Security over any assets of the Borrower or French Obligor, as the case may be;

(v)	the Borrower or French Obligor, as the case may be, applying for mandat ad hoc or conciliation in accordance with articles L.611-3 et seq. of the French Code de commerce; or

(vi)	any procedure, judgement, or step is taken in any jurisdiction, which has effects similar to those, above-mentioned.

4.	Exclusion Criteria

At the date of this Contract, the Declaration of Honour continues to be true and correct.

(Non-repeating)

5.	Security

At the date of this Contract, no Security exists over the assets of any Group Company other than Permitted Security

6.	Ranking

(a)	Its payment obligations under this Contract rank not less than pari passu in right of payment with all other present and future unsecured and unsubordinated obligations under any of its debt instruments except for obligations mandatorily preferred by law applying to companies generally.

(b)	No financial covenants have been concluded with any other creditor of any Obligor (other than the covenants provided for under (i) the finance agreement entered into between Banque Palatine and EDAP-TMS France dated 17 December 2024 and (ii) the finance agreement entered into between Banque Palatine and EDAP Technomed Inc. dated 19 December 2024, both shared with the Bank during the due diligence phase).

(c)	No Voluntary Non-EIB Prepayment has occurred.

7.	Anti-Corruption

(a)	Each Obligor is in compliance with all applicable European Union and national legislation regarding Illegal Activities.

(b)	No Obligor is engaged in any Illegal Activities and to the best of the Borrower’s knowledge no Illegal Activities have occurred in connection with the Loan and the Investment. (Non-repeating)

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8.	Accounting and Tax

(a)	The latest available consolidated and unconsolidated audited accounts of the Borrower and the other Obligors have been prepared on a basis consistent with previous years and have been approved by its auditors as representing a true and fair view of the results of its operations for that year and accurately disclose or reserve against all the liabilities (actual or contingent) of the Borrower.

(b)	The accounting reference date of the Borrower is 31 December.

(c)	Except if otherwise provided in the relevant Guarantee Agreement, no Obligor required to make any deduction for or on account of any Tax from any payment it may make under the Finance Documents. (Non-repeating)

(d)	All Tax returns required to have been filed by each Obligor or on its behalf under any applicable law have been filed when due and contain the information required by applicable law to be contained in them.

(e)	Each Obligor has paid when due all Taxes payable by it under applicable law except to the extent that it is contesting payment in good faith and by appropriate means.

(f)	With respect to Taxes which have not fallen due or which it is contesting, each Obligor is maintaining reserves adequate for their payment and in accordance, where applicable, with GAAP.

(g)	Under the laws of the jurisdiction of incorporation of each Obligor, it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents, or the transactions contemplated by the Finance Documents. (Non-repeating)

(h)	The Borrower represents that it is exempted from FATCA and that it is therefore entitled to receive payments free from any FATCA Deduction.

9.	Information provided

As at the date of this Contract:

(a)	the information provided by any Group Company for the purposes of entering into this Contract and any related documentation was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated and continues to be true and accurate in all material respect as at the date of this Contract;

(b)	the Group structure chart is true, complete and accurate in all material respects and represents the complete corporate structure of the Group as at the date of this Contract, and other than as set out therein the Borrower owns no other equity and/or shares in any other business entity. (Non-repeating)

(c)	(i) the information provided by the Borrower under the Declaration of Honour and InvestEU Fund MSS Declaration is complete, accurate and true in all respects; and (ii) the Borrower (and the Group as a whole where relevant) complies with the eligibility and exclusion criteria to be the beneficiary of the Credit as such criteria are listed in the Declaration of Honour and InvestEU Fund MSS Declaration. (Non-repeating)

10.	No indebtedness

No Obligor has Indebtedness outstanding other than Permitted Indebtedness. (Non-repeating).

11.	No Immunity

No Obligor, nor any of its assets, is entitled to immunity from suit, execution, attachment or other legal process.

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12.	Pensions

The pension schemes for the time being operated by the Obligors (if any) are funded in accordance with their rules and to the extent required by law or otherwise comply with the requirements of any law applicable in the jurisdiction in which the relevant pension scheme is maintained.

13.	Sanctions

No Obligor and/or any Relevant Person

G.0.1	is a Sanctioned Person; or

G.0.2	is in breach of any Sanctions.

It is acknowledged and agreed that the representations set out in this Paragraph 13 (Sanctions) are only sought by and given to the Bank to the extent that to do so would be permissible pursuant to any applicable anti-boycott rule of the EU such as Regulation (EC) 2271/96.

14.	Other

The Borrower is established in an Eligible Territory.

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Schedule H

General Undertakings

1.	Use of Loan

The Borrower shall use all amounts borrowed by it under the Loan to carry out the Investment. In any event, the Borrower shall ensure that the amount of the Credit together with any principal loan amount provided by another implementing partner under the InvestEU Fund shall not exceed 50% (fifty per cent) of the total cost of the Investment set out in Recital (A).

2.	Completion of Investment

The Borrower shall or shall procure that the Investment is carried out in accordance with the Technical Description as may be modified from time to time with the approval of the Bank, and complete it by the final date specified therein.

3.	Procurement procedure

(a)	The Borrower shall procure works, goods and services for the Investment:

(i)	in accordance with EU Law in general and in particular with the relevant European Union procurement directives, if the latter are applicable;

(ii)	in accordance with procurement procedures which, to the satisfaction of the Bank, respect the criteria of economy and efficiency and the principles of transparency, equal treatment and non-discrimination on the basis of nationality in case of public contracts not subject to the European Union procurement directives; or

(iii)	in accordance with procurement procedures which, to the satisfaction of the Bank, respect the criteria of economy and efficiency in case of contracts other than public contracts not subject to the European Union procurement directives.

(b)	For cases (i) and (ii) of paragraph (a) above, the Borrower shall request in the tender documents or other reference documents for the procurement procedures referred to in sub-paragraph (a) above that the bidder declares whether or not it is subject to any exclusion decision or temporary suspension pursuant to the Exclusion Policy.

(c)	If a bidder declares to the Borrower prior to the contract award that it is subject to any exclusion decision or temporary suspension covered by the Exclusion Policy, the Borrower shall engage with the Bank in good faith and shall make best efforts in order to:

(i)	achieve an exclusion of such a bidder under applicable law so that the bidder does not participate in the Investment or, should such an exclusion not be possible,

(ii)	restructure the scope of the Investment so that no proceeds of the Loan be applied towards any works or services under any contract awarded to that bidder, unless otherwise agreed with the Bank.

4.	Compliance with laws

Each Obligor shall:

(a)	comply in all respects with all laws and regulations to which it or the Investment is subject.

(b)	Notwithstanding paragraph (a) above comply with any laws to which it may be subject and the breach of which would constitute an Illegal Activity.

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5.	Environment and Social Matters

The Borrower shall:

(a)	implement and operate the Investment in compliance with Environmental and Social Law;

(b)	obtain and maintain requisite Environmental and Social Approvals for the Investment;

(c)	comply with any such Environmental and Social Approvals;

and upon becoming aware of any breach of this Paragraph 5 (Environment and Social Matters):

(d)	the Borrower shall promptly notify the Bank;

(e)	the Borrower and the Bank will consult for up to 15 (fifteen) Business Days from the date of notification with a view to agreeing the manner in which the breach should be rectified; and

(f)	the Borrower shall remedy the breach within 30 (thirty) Business Days of the end of the consultation period.

6.	Integrity

The Borrower shall and shall ensure that each Obligor will, take, within a reasonable timeframe, appropriate measures in respect of any member of its management bodies who has been convicted by a final and irrevocable court ruling of an Illegal Activity perpetrated in the course of the exercise of his/her professional duties, in order to ensure that such member is excluded from any Borrower’s activity in relation to the Credit, Loan or the Investment.

7.	Disposal of assets

(a)	Except as provided below, the Borrower shall not, and shall procure that no Group Company shall, either in a single transaction or in a series of transactions whether related or not and whether voluntarily or involuntarily dispose of all or any part of any Group Company's business, undertaking or assets (including any shares or security of any entity or a business or undertaking, or any interest in any of them).

(b)	Sub-paragraph (a) above does not apply to any such disposal:

(i)	made with the prior written consent of the Bank;

(ii)	made on arm's length terms in the ordinary course of business of a Group Company;

(iii)	made on arm's length terms and at fair market value for cash, which is reinvested in assets of comparable or superior type, value and quality;

(iv)	made on arm's length terms in exchange for other assets comparable or superior as to type, value and quality;

(v)	by one Obligor to another Obligor;

(vi)	constituted by a licence of Intellectual Property Rights;

(vii)	made in relation to non-material assets which have depreciated to less than 25% (twenty five per cent) of their initial value or which are obsolete;

(viii)	excluding any disposal otherwise permitted under (ii) to (vii) above, disposals where the higher of the market value or consideration receivable for such disposals does not exceed (x) 10% (ten per cent) of Total Assets during any financial year, and (y) 25% (twenty five per cent) of Total Assets during the term of the Credit; or

(ix)	arising as a result of Permitted Security,

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provided that the disposal is not of assets forming part of the Investment or shares in subsidiaries holding assets forming part of the Investment, which may not be disposed of unless either (a) the Borrower consults the Bank in relation to such disposal, and the Bank approves the disposal, or (b) the proceeds of the disposal are applied to prepay the Bank in accordance with Article 5.3.4 (Disposals).

For the purposes of this Paragraph 7 (Disposal of assets), "dispose" and "disposal" includes any act effecting sale, transfer, lease or other disposal.

8.	Maintenance of assets

The Borrower shall maintain, repair, overhaul and renew all assets required in relation to the Investment as required to keep such assets in good working order.

9.	Insurances

The Borrower shall, and shall procure that each Group Company shall, maintain insurances on and in relation to its business and assets with reputable underwriters or insurance companies against those risks and to the extent as is usual for companies carrying on the same or substantially similar business.

10.	Change in business

The Borrower shall procure that no substantial change is made to the general nature business of the Borrower or the Group as a whole from that carried on at the date of this Contract.

11.	Merger

The Borrower shall not, and shall procure that no Group Company shall, enter into any amalgamation, demerger, merger or corporate reconstruction unless:

(a)	with the prior written consent of the Bank; or

(b)	such amalgamation, demerger, merger or corporate reconstruction does not result in a Material Adverse Change and is on a solvent basis, and provided that:

(i)	only Group Companies are involved;

(ii)	the resulting entity will not be incorporated or located in a country which is in a jurisdiction that is blacklisted by any Lead Organisation in connection with activities such as money laundering, financing of terrorism, tax fraud and tax evasion or harmful tax practices as such blacklist may be amended from time to time; and

(iii)	if the Borrower is involved, (i) the rights and obligations of the Borrower under this Contract will remain with the Borrower, (ii) the surviving entity will be the Borrower and the statutory seat of the Borrower would not as a result of such merger be transferred to a different jurisdiction, (iii) the merger will not have an effect on the validity, legality or enforceability of the Borrower's obligations under this Contract; and (iv) all of the business and assets of the Borrower are retained by it.

12.	Books and records

Each Obligor shall ensure that it has kept and will continue to keep proper books and records of account, in which full and correct entries shall be made of all financial transactions and its assets and business, including expenditures in connection with the Investment, in accordance with GAAP as in effect from time to time.

13.	Ownership

(a)	The Borrower shall maintain not less than 51% (fifty one per cent) of the share capital, directly or indirectly, of each of its Material Subsidiaries, unless a prior written consent of the Bank is received by the Borrower.

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(b)	The Borrower shall in aggregate maintain not less than 51% (fifty one per cent) of the share capital, directly or indirectly, of each Guarantor, unless prior written consent of the Bank is received by the Borrower.

(c)	The Borrower shall immediately notify the Bank in the event of a new entity becoming a Subsidiary of the Borrower through any means, including but not limited to acquisition, creation and spin-off.

(d)	The undertakings in sub-paragraphs (a), (b) and (c) above shall be calculated in accordance with GAAP as applied by the Borrower on the date of this Contract and as GAAP is amended from time to time and tested annually.

14.	Acquisitions

The Borrower shall not, and shall procure that no Group Company shall, invest in or acquire any entity or a business going concern or an undertaking (whether whole or substantially the whole of the assets or business), or any division or operating unit thereof, or any shares or securities of any entity or a business or undertaking (or in each case, any interest in any of them) (or agree to any of the foregoing), save for an acquisition or investment:

(a)	with the prior written consent of the Bank; or

(b)	of shares or other ownership interests in any limited liability company or corporation, limited liability partnership or any equivalent company, the consideration for which does not exceed an aggregate amount of (x) EUR 5,000,000 (five million euros) during any financial year, and (y) EUR 10,000,000 (ten million euros) during the term of the Credit, provided that:

(i)	no Event of Default is continuing on the date the relevant acquisition agreement is entered into or would occur as a result of the acquisition;

(ii)	the acquired entity is engaged in a business similar or complementary to the business carried on by the Group as at the date of this Contract;

(iii)	the acquired entity is not incorporated or located in a jurisdiction that is blacklisted by any Lead Organisation in connection with activities such as money laundering, financing of terrorism, tax fraud and tax evasion or harmful tax practices as such blacklist may be amended from time to time;

(iv)	in respect of any acquisition where the consideration exceeds EUR 5,000,000] (five million euro), legal and financial due diligence reports (including customary reliance letters in favour of the Bank) and a business plan (in the form of the most recent budget adjusted for the expected effects of the acquisition) in respect of the 3 (three) next following financial years and any other due diligence reports received in connection with the acquisition (if any) are provided to the Bank; and

(v)	the Borrower provides a Compliance Certificate for the 2 (two) 12 (twelve) month financial periods immediately following the acquisition, updated on a basis as if the acquisition has occurred.

15.	Indebtedness

The Borrower shall not, and shall procure that no other Group Company shall, incur any Indebtedness, save for Indebtedness incurred:

(a)	with the prior written consent of the Bank;

(b)	under this Contract;

(c)	unsecured Indebtedness subordinated to the Loan pursuant to a subordination agreement satisfactory to the Bank;

(d)	under any financing on receivables (factoring) if the aggregate amount of receivables does not at any time exceed EUR 4,500,000 (four million and five hundred thousand euro) (or its equivalent in another currency or currencies);

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(e)	under any Finance Lease if the aggregate liability in respect of the equipment leased does not at any time exceed EUR 750,000 (seven hundred and fifty thousand euro) (or its equivalent in another currency or currencies);

(f)	under any financing on tax credit if the aggregate amount of such financing does not at any time exceed EUR 1,000,000 (one million euro) (or its equivalent in another currency or currencies);

(g)	under Permitted Hedging;

(h)	under any credit line/business debt provided that such Indebtedness does not, singularly or in aggregate, exceed EUR 4,250,000 (four million two hundred and fifty thousand euro) (or its equivalent in another currency or currencies); and

(i)	in respect of a Permitted Guarantee.

16.	Guarantees

(a)	The Borrower shall not, and shall procure that no other Group Company shall, issue or allow to remain outstanding any guarantees in respect of any liability or obligation of any person save for:

(i)	with the prior written consent of the Bank; or

(ii)	guarantees issued in the ordinary course of trade by any Group Company:

(1)	under any Guarantee Agreement;

(2)	under any negotiable instruments;

(3)	in connection with any performance bond;

(4)	in connection with any Permitted Indebtedness; or

(5)	issued by one Obligor to another Obligor.

(b)	The Borrower shall procure that, as soon as any Group Company becomes a Material Subsidiary (as identified in any accounts delivered to the Bank from time to time pursuant to Paragraph 2 (Information concerning the Borrower) of Schedule I (Information and Visits)), that Group Company shall promptly notify the Bank and on the Bank’s request enter into a Guarantee Agreement and provide the Bank with:

(i)	a certified copy of the resolution of the competent body (management board, supervisory board, board of directors and/or general meeting of shareholders) of such Material Subsidiary duly authorising the execution of such Guarantee Agreement and duly authorising the person or persons signing such Guarantee Agreement on behalf of such Material Subsidiary together with the specimen signature of each such person or persons;

(ii)	evidence that such Material Subsidiary has obtained all necessary Authorisations required in connection with such Guarantee Agreement and, where applicable, any accession deed in respect of such Guarantee Agreement; and

(iii)	a legal opinion of a reputable law firm in the jurisdiction of incorporation of such Material Subsidiary, addressed to the Bank on the valid existence of such Material Subsidiary, the authority and capacity of such Material Subsidiary to enter into a Guarantee Agreement and on the due execution and choice of law of such Guarantee Agreement, each in form and substance satisfactory to the Bank.

The Bank will ultimately decide whether a Material Subsidiary is required to enter into a Guarantee Agreement and can take into account:

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-	legal related difficulties in obtaining such guarantee in the relevant jurisdiction and in particular general legal and statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalisation” rules, capital maintenance, retention of title claims, employee consultation or approval requirements, exchange control restrictions and similar principles that may limit the ability of a Material Subsidiary to provide a guarantee or Security or may require that the guarantee to be limited by an amount or otherwise;

-	the economic cost to the Group of providing such guarantee (including, for the avoidance of doubt, adverse effects on interest deductibility and stamp duty, notarisation fees, legal fees and registration fees) and the proportionate benefit accruing to the Bank having regard to the extent of the obligations which can be secured by that guarantee and the maximum guaranteed amount may be limited to minimise stamp duty, notarisation, registration or other applicable fees, taxes and duties where the benefit to the Bank of increasing the guaranteed amount is disproportionate to the level of such fee, taxes and duties.

17.	Hedging

The Borrower shall not, and shall procure that no other Group Company shall, enter into any derivative transaction other than Permitted Hedging, where "Permitted Hedging" means:

(a)	any derivative transaction by a Group Company to hedge actual or projected exposure arising in the ordinary course of trading and not for speculative purposes; and

(b)	any derivative instrument of a Group Company which is accounted for on a hedge accounting basis but is not entered into for speculative purposes.

18.	Restrictions on distributions

The Borrower shall not, and shall procure that no other Group Company shall, declare or distribute dividends, or return or purchase shares, save for:

(a)	with the prior written consent of the Bank;

(b)	payments to a Group Company as a result of a solvent liquidation or reorganisation of a Group Company which is not an Obligor; and

(c)	any dividend payments made by any Subsidiary.

19.	Restrictions on loans

The Borrower shall not, and shall ensure that no other member of the Group will, be a creditor in respect of any Indebtedness, save for:

(a)	any trade credit extended by any Group Company to its customers on normal commercial terms and in the ordinary course of its trading activities;

(b)	any loan made by a Group Company (other than an Obligor) to another member of the Group;

(c)	a loan made by one Obligor to another Obligor; or

(d)	any other Indebtedness or loan advanced to or made available by any Group Company with the prior written consent of the Bank.

20.	Restrictions on Intercompany Loans

The Borrower shall not, and shall procure that no other Group Company shall, make any payment in respect of any Intercompany Loan, save for:

(a)	with the prior written consent of the Bank;

(b)	where the lender of the Intercompany Loan is the Borrower or an Obligor; or

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(c)	the payments to a Group Company as a result of a solvent liquidation or reorganisation of a Group Company which is not an Obligor.

21.	Intellectual Property Rights

The Borrower shall, and shall procure that each other Group Company shall, (i) obtain, safeguard and maintain its rights with respect to the Intellectual Property Rights required for the implementation of the Investment in accordance with this Contract, including complying with all material contractual provisions and that the implementation of the Investment in accordance with this Contract will not result in the infringement of the rights of any person with regard to the Intellectual Property Rights and (ii) ensure that any Intellectual Property Rights required for the implementation of the Investment will be owned by or licensed to the Borrower, and where such Intellectual Property Rights which are owned by a Group Company are capable of registration, are registered to such party.

22.	Maintenance of Status

The Borrower shall, and shall procure that each other Group Company shall, remain duly incorporated and validly existing as a corporate entity with limited liability under the jurisdiction in which it is incorporated and that it will have no centre of main interests, permanent establishment or place of business outside the jurisdiction in which it is incorporated, and that it will continue to have the power to carry on its business as it is now being conducted and continue to own its property and other assets.

23.	Negative pledge

(a)	The Borrower shall not (and shall procure that no other Group Company shall) create or permit to subsist any Security over any of its assets.

(b)	For the purposes of this Paragraph 23 (Negative pledge), the term Security shall also include any arrangement or transaction on assets or receivables or money (such as the sale, transfer or other disposal of assets on terms whereby they are or may be leased to or re-acquired by any Group Company, the sale, transfer or other disposal of any receivables on recourse terms or any arrangement under which money or the benefit of a bank account or other account may be applied or set off or any preferential arrangement having a similar effect) in circumstances where the arrangement or transaction is entered into primarily as a method of raising credit or of financing the acquisition of an asset.

(c)	Sub-paragraph (a) above does not apply to any Security, listed below:

(i)	any netting or set-off arrangement entered into by any Group Company in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

(ii)	any payment or close out netting or set-off arrangement pursuant to any Permitted Hedging, but excluding any Security under a credit support arrangement in relation to a hedging transaction;

(iii)	any lien arising by operation of law and in the ordinary course of trading;

(iv)	any Security over or affecting any asset acquired by Group Company after the date of this Contract if:

(1)	the Security was not created in contemplation of the acquisition of that asset by a Group Company;

(2)	the principal amount secured has not been increased in contemplation of or since the acquisition of that asset by a Group Company; and

(3)	the Security is removed or discharged within three months of the date of acquisition of such asset (unless permitted hereunder);

(v)	any Security over or affecting any asset of any company which becomes a Group Company after the date of this Contract, where the Security is created prior to the date on which that company becomes a Group Company, if:

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(1)	the Security was not created in contemplation of the acquisition of that company;

(2)	the principal amount secured has not increased in contemplation of or since the acquisition of that company; and

(3)	the Security is removed or discharged within three months of that company becoming a Group Company (unless permitted hereunder);

(vi)	any Security entered into pursuant to this Contract;

(vii)	any Security arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to a Group Company in the ordinary course of trading and on the supplier's standard or usual terms and not arising as a result of any default or omission by any Group Company; or

24.	Other Undertakings

The Borrower shall take note of the Bank’s group statement on tax fraud, tax evasion, tax avoidance, aggressive tax planning, money laundering and financing of terrorism (as published on the Bank’s website and as may be amended from time to time).

The Borrower shall notify to the Bank the amount of proceeds made available to it under each Tranche and which are on-lent to the French Guarantor or to any of its Subsidiaries (through intercompany loans or any other means) at each date on which such amount is on-lent to the French Guarantor or to any of its Subsidiaries.

25.	Data Protection

(a)	When disclosing information (other than mere contact information relating to the Borrower’s personnel involved in the management of this Contract ("Contact Data")) to the Bank in connection with this Contract, the Borrower shall redact or otherwise amend that information (as necessary) so that it does not contain any personal data, except where this Contract specifically requires, or the Bank specifically in writing requests, the disclosure of that information in the form of personal data.

(b)	Before disclosing any personal data (other than Contact Data) to the Bank in connection with this Contract, the Borrower shall ensure that each data subject of those personal data:

(i)	has been informed of the disclosure (including the categories of personal data to be disclosed); and

(ii)	has the information in (or has been provided with an appropriate link to) the Bank’s privacy statement in relation to its lending and investment activities set out at the relevant time at https://www.eib.org/en/privacy/lending (or such other address as the Bank may notify to the Borrower in writing from time to time).

26.	Sanctions

The Borrower shall not, and shall procure that no Obligor shall, directly or indirectly:

(a)	enter into a business relationship with, and/or make any funds and/or economic resources available to, or for the benefit of, any Sanctioned Person in connection with the Investment; or

(b)	use all or part of the proceeds of the Loan or lend, contribute or otherwise make available such proceeds to any person in any manner that would result in a breach by itself and/or by the Bank of any Sanctions; or

(c)	fund all or part of any payment under this Contract or any Guarantee Agreement out of proceeds derived from activities or businesses with a Sanctioned Person, a person in breach of the Sanctions or in any manner that would result in a breach by itself and/or by the Bank of any Sanctions.

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It is acknowledged and agreed that the undertakings set out in this Paragraph 26 (Sanctions) are only sought by and given to the Bank to the extent that to do so would be permissible pursuant to any applicable anti-boycott rule of the EU such as Regulation (EC) 2271/96.

27.	Repayment of Loan under the InvestEU Fund

The Borrower shall ensure that the moneys to repay any Tranche under this Contract do not come from grants under an EU program.

28.	Clauses by inclusion

If the Borrower or any Group Company concludes with any other unsecured and unsubordinated creditor a financing agreement that includes a loss-of-rating clause or a covenant or other provision regarding its financial ratios, if applicable, that is not provided for in this Contract or is more favourable to the relevant creditor than any equivalent provision of this Contract is to the Bank, the Borrower shall promptly inform the Bank and shall provide a copy of the more favourable provision to the Bank. The Bank may request that the Borrower promptly executes an agreement to amend this Contract so as to provide for an equivalent provision in favour of the Bank.

29.	Subordination of shareholder loans

Save for the intra-group loans between Obligors expressly permitted under the Contract, the Borrower and any Group Company shall ensure at all times that any loans granted to the Borrower or any Group Company by any of their shareholders are subordinated to the Loan.

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Schedule I

Information and Visits

1.	Information concerning the Investment

(a)	The Borrower shall deliver to the Bank:

(i)	the information in content and in form, and at the times, specified in Part A.2 (Information Duties) of Schedule A (Investment Specification and Reporting) or otherwise as agreed from time to time by the Parties to this Contract;

(ii)	any such information or further document concerning the Investment as the Bank may require to comply with its obligations under the InvestEU Regulation; and

(iii)	any such information or further document concerning the financing, procurement, implementation, operation and environmental or social matters of or for the Investment or any information or further document required for the Bank to comply with its obligations under the InvestEU Regulation as the Bank may reasonably require within a reasonable time, provided always that if such information or document is not delivered to the Bank on time, and the Borrower does not rectify the omission within a reasonable time set by the Bank in writing, the Bank may remedy the deficiency, to the extent feasible, by employing its own staff or a consultant or any other third party, at the Borrower's expense and the Borrower shall provide such persons with all assistance necessary for the purpose.

(b)	The Borrower shall submit for the approval of the Bank without delay any material changes to the Investment, also taking into account the disclosures made to the Bank in connection with the Investment prior to the signing of this Contract, in respect of, inter alia, the total cost, plans, timetable or to the expenditure programme or financing plan for the Investment.

(c)	The Borrower shall promptly inform the Bank of:

(i)	any action initiated or any objection raised by any third party or any genuine complaint received by the Borrower, which is material, or any Environmental or Social Claim that is to its knowledge commenced, pending or threatened against it with regard to environmental or other matters affecting the Investment;

(ii)	any fact or event known to the Borrower, which may substantially prejudice or affect the Borrower's ability to execute the Investment;

(iii)	any incident or accident relating to the Investment which has or is likely to have a significant adverse effect on the Environment or on Social Matters;

(iv)	a genuine allegation, complaint or information with regard to Illegal Activities or any Sanctions related to the Loan and/or the Investment;

(v)	any self-declared exclusion by a bidder that occurs prior to the contract award and is covered by the Exclusion Policy;

(vi)	any non-compliance by it with any applicable Environmental and Social Law; and

(vii)	any suspension, revocation or material modification of any Environmental and Social Approval.

and set out the action to be taken with respect to such matters;

(d)	If the total cost of the Investment exceeds the estimated figure set out in Recital (A), the Borrower shall notify the Bank without delay and shall inform the Bank of its plans to fund the increased costs.

(e)	The Borrower shall provide to the Bank, if so requested:

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(i)	a certificate of its insurers showing that all assets required in order to carry out the Investment are insured with reputable underwriters or insurance companies against those risks and to the extent as is usual for companies carrying on the same or substantially similar business; and

(ii)	annually, a list of insurance policies in force covering any aspect of the Investment, together with confirmation of payment of the current premiums.

2.	Information concerning the Borrower

(a)	The Borrower shall deliver to the Bank:

(i)	as soon as they become available but in any event within 120 (one hundred and twenty) days after the end of each of its financial years its audited consolidated and unconsolidated annual report, balance sheet, cash flow statement, profit and loss account (in US GAAP, being specified that the evidence of the 10-K filing shall satisfy the obligation to deliver the US GAAP annual accounts) and auditors report for that financial year together with a Compliance Certificate signed by 2 (two) directors;

(ii)	as soon as they become available but in any event within 150 (one hundred and fifty) days after the end of each of its financial years its audited consolidated and unconsolidated annual report, balance sheet, cash flow statement, profit and loss account (in IFRS) and auditors report for that financial year;

(iii)	as soon as they become available but in any event within 120 (one hundred and twenty days) days after the end of each of the relevant accounting periods its interim consolidated and unconsolidated semi-annual report, balance sheet, profit and loss account and cash flow statement (in US GAAP) for the first half-year of each of its financial years together with a Compliance Certificate signed by 2 (two) directors;

(iv)	as soon as they become available but in any event within 30 (thirty) days after the end of each relevant period its liquidity forecast for the next 12 (twelve) months on a rolling basis, in form and substance satisfactory to the Bank;

(v)	such further information, evidence or document concerning its general financial situation or such certificates of compliance with the undertakings of Article 7 (Borrower undertakings and representations) as the Bank may deem necessary or may reasonably require to be provided within a reasonable time;

(vi)	any such further information, evidence or document concerning the compliance with the due diligence requirements of the Bank, including, but not limited to “know your customer” (KYC) or similar identification procedures, when requested and within a reasonable time; and

(vii)	such further information, evidence or document concerning the factual information or documents provided to the Bank for the purposes of entering into this Contract, as the Bank may deem necessary or may require to be provided within a reasonable time.

(b)	The Borrower shall inform the Bank immediately of:

(i)	any Default or Event of Default having occurred or being threatened or anticipated;

(ii)	the occurrence or likely occurrence of any Senior Management Change and the details surrounding such a change, including, without limitation, the impact of such an event, the reason behind such change and the CV of the proposed replacement;

(iii)	to the extent permitted by law, any material litigation, arbitration, administrative proceedings or investigation carried out by a court, administration or similar public authority, which, to the best of its knowledge and belief is current, threatened or pending:

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(1)	against the Borrower or its Controlling entities or members of the Borrower's management bodies in connection with Illegal Activities related to the Loan or the Investment; or

(2)	which might if adversely determined result in a Material Adverse Change;

(iv)	any Change in the Beneficial Ownership of the Borrower;

(v)	any Voluntary Non-EIB Prepayment that has occurred or is likely to occur; and

(vi)	any claim, action, proceeding, formal notice or investigation relating to any Sanctions concerning an Obligor or any Relevant Person.

3.	Visits by the Bank

(a)	Each Obligor shall allow the Bank and, when either required by the relevant mandatory provisions of EU law or pursuant to the InvestEU Regulation and the Financial Regulation, as applicable, the competent EU institutions including the European Court of Auditors, the European Commission, the European Anti-Fraud Office, the European Public Prosecutor’s Office as well as persons designated by the foregoing (each a “Relevant Party”):

(i)	to visit the sites, installations and works comprising the Investment;

(ii)	to interview representatives of each Obligor, and not obstruct contacts with any other person involved in or affected by the Investment; and

(iii)	to conduct such investigations, inspections, on the spot audits and checks as they may wish and review the Obligors’ books and records in relation to the execution of the Investment and to be able to take copies of related documents to the extent not prohibited by the law.

(b)	Each Obligor shall provide the Bank and any Relevant Party, or ensure that the Bank and any Relevant Party is provided, with access to information, facilities and documentation for the purposes described in this paragraph.

(c)	In the case of a genuine allegation, complaint or information with regard to an Illegal Activity related to the Loan and/or the Investment, the Borrower shall consult with the Bank in good faith regarding appropriate actions. In particular, if it is proven that a third party committed Illegal Activities in connection with the Loan and/or the Investment with the result that the Loan or the InvestEU financing were misapplied, the Bank may, without prejudice to the other provisions of this Contract, inform the Borrower if, in its reasonable view, the Borrower should take appropriate recovery measures against such third party. In any such case, the Borrower shall in good faith consider the Bank's views and keep the Bank informed.

4.	Disclosure and publication

The Borrower acknowledges and agrees that:

(a)	it will use the emblem of the European Union or a reference to the EU, as appropriate, in a visible way in all its press releases, communications materials, the social media, as well as in the Finance Documents directly related to the Investment;

(b)	the Bank may be obliged to communicate information relating to the Borrower and the Investment including without limitation of the occurrence of waivers to any competent institution or body of the European Union in accordance with the relevant mandatory provisions of European Union law or pursuant to the InvestEU Regulation;

(c)	the Bank and/or the European Commission may showcase this Investment by way of, among other, audio visual material or print publications and including information on the name and address of the Borrower, the financing form and the sector of activity of the Investment;

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(d)	the Bank may publish in its website or produce press releases containing information related to the financing provided pursuant to this Contract with support under the InvestEU Fund , including the name, address and country of establishment of the Borrower the purpose of the financing, and the type and amount of financial support received under this Contract.

(e)	unless the Borrower, prior to receiving financial support under the InvestEU Fund, declares in writing to the Bank (including by way of representation in this Contract) that the below publication by the Bank:

(i)	risks harming its commercial interests or threatening the rights and freedoms of the persons or entities concerned as protected by the Charter of Fundamental Rights of the European Union; or

(ii)	would be illegal under the laws and regulations applicable to the Borrower,

the Bank shall annually publish on its website information on the Borrower, which shall include the name and address of the Borrower and the financing form of support under the InvestEU Fund; and

(f)	if requested by the Bank, the Borrower undertakes to refer to this financing and any other financing granted by the Bank or financial instrument entered into with the Bank in its public communications up to and including the Final Availability Date.

5.	Confidential information

Where the Borrower provides information to the Bank in connection with this Contract, it shall clearly indicate whether or not such information is already public, and if it is confidential the Borrower shall ensure the public publication of such information at the same time, or immediately after, it is shared with the Bank. The Borrower will not share any inside information with the Bank before it is published to the market and shall notify the Bank as to whether such information constitutes inside information (for the purposes of the EU Market Abuse Regulation) at the time it is shared.

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Schedule J

Form of TEG Letter

To:	EDAP TMS SA

From:	EUROPEAN INVESTMENT BANK

Date	[___]
Subject:	TEG Letter in the context of the Finance Contract between European Investment Bank and EDAP TMS SA dated [ ] October 2025 (the "Finance Contract")
Contract Number: 99053 Serapis Number: 2025-0092

Dear Sirs,

We refer to the Finance Contract. Terms defined in the Finance Contract have the same meaning when used in this letter.

We confirm that:

(a)	this is the letter referred to in article 4.5 (Effective Global Rate (Taux Effectif Global)) of the Finance Contract;

(b)	the effective global rates, calculated in order to comply with the provisions of articles L.314-1 to L.314-5, R.314-1 et seq. of the French Code de la consommation, and L.313-4 of the French Code monétaire et financier are indicated in this letter only as an indication; and

(c)	based on the assumptions described below, the effective global rate would be the following:

(i)	8.68% per annum for Tranche A (which corresponds to a taux de période of 8.68% for a durée de période of 12 (twelve) months);

(ii)	7% per annum for Tranche B (which corresponds to a taux de période of 7% for a durée de période of 12 (twelve) months); and

(iii)	6% per annum for Tranche C (which corresponds to a taux de période of 6% for a durée de période of 12 (twelve) months).

The above effective global rate is given on an indicative basis and on the following assumptions:

(i)	the drawdown for the full amount of the Loan has been made on the date hereof and thus the Disbursement Date is assumed to be the signing date of the Finance Contract;

(ii)	each Tranche will be reimbursed on its Maturity Date and with the assumption that there is no prepayment;

(iii)	the Fixed Rate amounts to 6% (six hundred basis points) per annum with respect to Tranche C;

(iv)	the Deferred Interest Rate amounts to:

(1)	with respect to Tranche A, 8% (seven hundred basis points) per annum; and

(2)	with respect to Tranche B, 7% (seven hundred basis points) per annum;

(v)	interest periods are of 3 (three) months for the lifetime of each Tranche;

(vi)	the effective global rate is calculated on the basis of a year of 365 (three hundred and sixty-five) days;

(vii)	all fees, commissions and expenses payable by you under the Finance Documents (including legal fees agreed separately between the Borrower and the Bank) will remain unchanged throughout the term of the Finance Documents; and

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(viii)	the Put Option (as defined in the Warrant Agreement) has not been exercised by the Bank.

Under the following additional assumptions and on an indicative basis the Put Option is exercised on the Maturity Date of each Tranche for the amount of the Tranche, the effective global rate would be the following:

(i)	25.39% per annum for Tranche A (which corresponds to a taux de période of 25.39% for a durée de période of 12 (twelve) months, taking in consideration an exit valuation of EUR 340.1m;

(ii)	18.07% per annum for Tranche B (which corresponds to a taux de période of 18.07% for a durée de période of 12 (twelve) months, taking in consideration an exit valuation of EUR 340.1m;

(iii)	15.90% per annum for Tranche C (which corresponds to a taux de période of 15.90% for a durée de période of 12 (twelve) months, taking in consideration an exit valuation of EUR 340.1m

We understand that you will make all appraisals you consider necessary to assess the global costs of the Credit and that you will request all necessary information from us in this respect.

This letter is a Finance Document.

This letter shall be governed and construed in accordance with the laws of France. Any claim in connection with this letter shall be subject to the jurisdiction of the Tribunal de commerce de Paris.

We should be grateful if you would confirm your acceptance of the terms of this letter by signing 3 (three) originals and returning to us 2 (two) originals of this letter.

Yours faithfully,

EUROPEAN INVESTMENT BANK

Name: [___] Position: [___]	Name: [___] Position: [___]

We hereby accept the above information relating to the effective global rate on behalf of the Borrower:

__________________________________________

For and on behalf of EDAP TMS SA

Date: [___]

Name: [___]

Title: [___]

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